ALEXCO RESOURCE CORP.

An emerging **silver** producer

Annual Report 2008

ALEXCO

ALEXCO

Table of Contents

01	Investor Highlights
02	Corporate Overview
03	Corporate Strategy
04	Corporate Scorecard
05	President’s Message
07	An Emerging Silver Producer
14	Exploration Strategy
18	Reclamation, Closure & Environmental Services
24	Senior Management
27	Board of Directors
28	Share Structure
29	Financial Report

A n n u a l  R e p o r t  2 0 0 8

Investor Highlights

SUPERIOR ASSETS, WELL FINANCED

•	Emerging silver producer in one of the highest- grade silver districts in the world

•	Positive preliminary economic assessment for Bellekeno deposit – first of several potential silver production opportunities in the Keno Hill Silver District

•	Silver purchase agreement with Silver Wheaton Corp. providing for US$50 million up-front payment to Alexco in return for 25% of potential Keno Hill silver production

•	Identifying pipeline of future silver production opportunities through continued exploration success

UNIQUE BUSINESS MODEL

•	Rapidly growing and profitable environmental services business generates revenue and provides additional resource opportunities

EXPERIENCED TEAM

•	Proven, experienced management team consistently delivers on business strategy

COMMUNITY SUSTAINABILITY

•	Strong partnerships with First Nations partners and local communities

SENSIBLE CORPORATE STRUCTURE

•	As at October 31, 2008:

	–	39.5 million shares outstanding
	–	14% of stock held by management and insiders
	–	Debt free

A l e x c o
AR 2008
01

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Corporate Overview

Alexco owns 100% of the historic Keno Hill Silver District in Yukon, Canada, and is focused on returning the district to production. Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc. Following the recent positive preliminary economic assessment for the Bellekeno deposit, just one of the 35 historically mined deposits in the district, the Company has begun underground development and advanced exploration in anticipation of making a construction decision in early 2009 with potential production as soon as 2010. In addition to success at Bellekeno, Alexco is also continuing district-wide exploration to identify and advance additional deposits as the Company progresses toward its objective of becoming a domestic silver producer.

Alexco was established in March 2005 to fill a niche market in the mining industry. When metals prices plummeted in the 1990s, many companies were forced into bankruptcy, abandoning their mining operations and leaving behind both environmental damage and unexploited resources. Also left were bonds paid to Federal and Provincial governments to guarantee closure and environmental remediation of mine sites. Ironically, a similar circumstance could easily develop out of the current commodity deflationary trend and, although a painful period for the sector, may well provide additional opportunity for Alexco.

Alexco continues to recognize a two-fold opportunity at these distressed or abandoned mine sites: using its expertise to fulfill much-needed closure and environmental reclamation work on a for-profit basis, while exploring the potential for rejuvenation of mining opportunities with higher metals prices and new technology. Alexco’s business model, encompassing both exploration and development on one side and for-profit mine reclamation, environmental remediation and mine permitting services on the other, gives the Company access to resource opportunities where few other companies can compete.

Through the course of its development, Alexco has acquired a number of patents, primarily related to in-situ water treatment, which add to the Company’s existing environmental remediation technologies. Alexco’s environmental services business continues to grow, building both an impressive client list and reputation.

Initially listed on the TSX in January 2006, Alexco also trades on the American Stock exchange and continues to attract new investors interested in near-term silver production with the financial security of a growing environmental services business.

A l e x c o
AR 2008
02

A n n u a l  R e p o r t  2 0 0 8

Corporate Strategy

Alexco’s corporate strategy is to grow shareholder value. to accomplish this, the Company’s primary goal is to achieve silver production from the Keno Hill Silver District in the short term. Alexco will also continue to identify and enhance value at its primary exploration properties, leverage the Company’s exposure to silver and continue to develop and improve profitability from its services business. Using expertise from its mine site remediation business, Alexco has positioned itself to take advantage of opportunities in the resource industry by acquiring properties with manageable remediation and regulatory risk that also host considerable exploration and property development potential. Alexco strives to be the top contender in this field, and will continue to forge business alliances to ensure the Company remains a technical and competitive leader.

Alexco’s operating strategy includes a commitment to employee health and safety, a commitment to restoring and sustaining the environment in which it works and an assurance of social responsibility to its First Nations partners and the communities in which it operates. Only by operating to the highest ethical standards and fulfilling its social and environmental responsibilities can Alexco strategically position itself to expand its client base and acquire new opportunities on a preferred supplier basis.

Alexco’s financial strategy is to maintain a strong balance sheet and capital structure, focus on cost controls and grow the Company’s cash-generating services business while continually focusing on maximizing shareholder value.

A l e x c o
AR 2008
03

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Corporate Scorecard

07/08 OBJECTIVES & ACCOMPLISHMENTS

•	Complete National Instrument 43-101 technical report for Bellekeno deposit.

Resource estimate completed in January 2008 outlined 537,400 tonnes of inferred resource containing 1,016 grams per tonne silver, 13.5% lead and 10.7% zinc, representing an 82% increase in inferred silver ounces and a 128% increase in inferred silver-equivalent ounces from previous historical resource.

•	Complete preliminary economic assessment for Bellekeno deposit.
Released positive preliminary economic assessment for the Bellekeno deposit in July 2008, with an advanced technical study and production decision anticipated in early 2009.

•	Continue to explore Keno Hill Silver District to identify next potential production opportunities.
Continued exploration success in Keno Hill Silver District at Onek, Lucky Queen and other properties.

•	Obtain Care and Maintenance water license for Keno Hill to achieve final closing of property ownership.

Obtained type B Water License in November 2007 to govern care and maintenance activities as well as necessary permits and licenses to proceed with accelerated underground development at Bellekeno and to increase efficiency of environmental remediation activity in Keno Hill Silver District.

•	Develop and implement larger integrated business arrangement with First Nation of Na-cho Nyak Dun.

Entered into Cooperation Agreement with FNNND in May 2008 to ensure support for the project and wide-ranging collaboration regarding current and future reclamation, exploration and mining activities in the region.

•	Access capital markets to fund ongoing exploration and development at Keno Hill while minimizing dilution.

Completed private placements of 1,500,000 flow- through shares in December 2007 and 2,500,000 flow-through shares in October 2008 for gross proceeds of $16 million. entered into silver purchase agreement with Silver Wheaton in October 2008, securing an up-front deposit of US$50 million to Alexco in return for 25% of Alexco’s potential Keno Hill silver production.

•	Increase services business revenues by 25% while maintaining a competitive margin.
Revenues increased by 40% in 2008 to more than $5.7 million.

•	Maintain strong financial position with no debt.
Alexco has a consistent revenue stream and no long-term debt.

08/09 OBJECTIVES

•	Continue underground development and definition of Bellekeno resource while advancing a permitting, engineering and construction plan.

•	Complete new development and construction plan for Bellekeno in early 2009, while extracting bulk sample from southwest mineralized zone at Bellekeno in same period.

•	Obtain the necessary licenses and permits to construct the Bellekeno infrastructure on an accelerated basis to meet a preliminary potential production schedule of early 2010.

•	Identify further production opportunities in the Keno Hill Silver District through continued exploration, property consolidation and organic growth in the Bellekeno/Onek areas.

•	Complete an NI 43-101 resource estimate for Onek deposit and update combined Bellekeno/Onek project economics.

•	Establish and communicate a strategy to expand the environmental Services business to $20 million gross revenue operation with a diversified customer base in both Canada and the united States.

A l e x c o
AR 2008
04

A n n u a l  R e p o r t  2 0 0 8

President’s Message

Clynton R. Nauman
PRESIDENT, CHIEF ENECITIVE OFFICER & DIRECTOR

increasing revenues by more than 40%

superior assets, superior people

The 2007/2008 year was one of significant accomplishments for Alexco, despite a protracted period of weakness in silver sector equities and unprecedented volatility in the financial markets in the latter part of 2008. Over the course of the year Alexco has defined a small but significant high-grade resource at its Bellekeno property and completed a preliminary economic assessment that shows the resource has potentially robust economics. Importantly, we have recently completed a silver purchase agreement with Silver Wheaton Corp. whereby Silver Wheaton will provide an up-front payment of US$50 million to Alexco to capitalize the construction of the Bellekeno silver mine, assuming a positive construction decision is made in early 2009. These accomplishments are important for Alexco as we transition from a junior explorer with an integrated environmental services business to a mine operator with a stand-alone environmental business unit. Beyond the Bellekeno project, Alexco’s strong financial position and increasing cash flow from its environmental services business will enable the company to operate both surface and underground exploration programs and expand necessary infrastructure in 2009.

Notably, our environmental services business performed extremely well in 2007/2008, increasing revenues by more than 40% over the previous period, negotiating and receiving required permits and licenses on behalf of industry clients in northern Canada, including Alexco, and achieving superior results from ground water and pit lake remediation projects in the United States. By any measure, our fledgling environmental services business is a growing success, and it is now a question of how large and how quickly we want to expand the business. I am confident we can grow this business three or four fold over the next three to five years.

None of these achievements, however, can overshadow the unprecedented volatility and value destruction in the equity markets in the third and fourth quarters of 2008. While the reduction in Alexco’s market value is similar to most other companies in our sector, the question we must now address is: How can we set Alexco apart, in this period of global financial uncertainty? Alexco offers value to investors from both its silver production potential and its cash-generating environmental services business. With the environmental business well established, Alexco is focused on its most important asset—the Keno Hill Silver District—and moving steadily forward to establish a high-grade silver producing and cash flowing operation. It is our intention to isolate the Company as much as possible from the credit markets during this period, maintain a strong balance sheet and preserve Alexco’s sensible capital structure. I cannot predict whether the present weakness in the markets will be rectified in the near future, but I do believe that we have superior assets, superior people and a reasonable plan to move the Company steadily up the value curve in 2009.

A l e x c o
AR 2008
05

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

superior talent and hard work are integral to our continued success

Over the course of 2007/2008 we closed two fully subscribed private placements of approximately five million flow-through shares for gross proceeds of $16 million. This money has been invested in the new underground decline being driven to access and further define and explore the high-grade mineralization at Bellekeno, as well as funding continued surface exploration elsewhere in the Keno Hill Silver District. This investment, along with our recent signing of a Cooperation Agreement with the First Nation of Na-cho Nyak Dun, positions Alexco to move the historic Keno Hill Silver District back to commercial production as early as 2010, if the project economics remain robust. Also as a result of this investment, we are well positioned to advance other deposits in the district to a production decision stage in the short term.

Completion of the Silver Wheaton silver purchase agreement is certainly our most significant achievement in 2008. Silver Wheaton will be a strong advocate and partner in the resumption of mine development activity in the historic Keno Hill Silver District. This agreement will provide Alexco the capital necessary to develop the Bellekeno deposit and continue district-wide exploration without materially diluting shareholder equity. The silver stream delivered to Silver Wheaton under the agreement represents less than 15% of the potential revenue stream from the Bellekeno deposit, which we believe will be the first of several silver-rich deposits to be explored and developed in this district. To have completed this agreement with Silver Wheaton in a time of unprecedented turbulence in the financial markets is particularly important to the continued execution of our business plan.

No message to our shareholders would be complete without recognition of our many employees whose superior talent and hard work are integral to our continued success. During 2008 we established our own exploration group under the guidance of Stan Dodd, Vice President Exploration, and appointed David Whittle as Chief Financial Officer. We have restructured our environmental services group in the Yukon under Dan Cornett, President, Access Consulting and have been fortunate to retain Tim Hall from Rio Tinto, who is spearheading our Bellekeno development project as General Manager. To all of our employees we owe our thanks for a year of hard work. And finally to you, the shareholder, we offer our thanks for your continued encouragement and support.

A l e x c o
AR 2008
06

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Advancing Rapidly Toward Production

2005	PROPERTY AQUISITION to rehabilitate environmental liabilities and explore potential to rejuvenate production.

2006	EXPLORATION to confirm and expand existing resource estimates and identify new deposits with production potential.

2007	ENGINEERING to complete positive preliminary economic assessment for Bellekeno deposit.

2008	REHABILITATION of historic mine workings, buildings, roads and access routes to prepare for construction decision.

2009	CONSTRUCTION decision anticipated in early 2009.

2010	PRODUCTION potential as early as 2010.

A l e x c o
AR 2008
08

A n n u a l   R e p o r t   2 0 0 8

An Emerging Silver Producer

FIRST PRODUCTION IN KENO HILL SILVER DISTRICT ANTICIPATED FROM BELLEKENO DEPOSIT

In January 2008, Alexco released the results of an updated National Instrument 43-101 (“NI 43-101”) technical report outlining the silver and base metal resource at Bellekeno. This report, compiled by SRK Consulting (Canada) Inc. (“SRK”), outlined the presence of an inferred resource totaling 537,400 tonnes grading 1,016 grams per tonne (“g/t”) silver, 13.5% lead and 10.7% zinc for 17.6 million ounces of contained silver or 38.3 million contained silver-equivalent ounces. This represents a 102% increase in tonnes (271,409 tonnes) and a 128% increase in silver-equivalent ounces (21.5 million silver -equivalent ounces) compared to the historical resource estimate completed by united Keno Hill Mines Limited.

Subsequently, in July 2008 Alexco released the results of a positive preliminary economic assessment (“PEA”) completed by SRK for the Bellekeno resource area. The PEA estimates average annual production of 3.3 million ounces of silver, 30.1 million pounds of lead and 24.5 million pounds of zinc over an initial five -year mine life. Silver production costs, net of base metal credits, are estimated at negative US$ 0.33 per ounce, with life -of-mine production estimated to be 16.5 million ounces of silver, 150.7 million pounds of lead and 122.4 million pounds of zinc. Operating costs are estimated at $201/tonne ore, with an average net smelter return of $596/tonne ore using base case prices of $11.69 per ounce for silver, $0.81 per pound for lead, $1.24 per pound for zinc, and a CAD/US exchange rate of 0.89. The mine, if constructed, would be expected to operate on a year-round basis, beginning at a production rate of 250 tonnes per day (“tpd”) from the silver-lead dominated Southwest and 99 zones in Year 1 and increasing to 400 tpd in Year 3 when the zinc-silver east zone comes on line.

A l e x c o
AR 2008
09

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

An Emerging Silver Producer

The proposed processing circuit would employ conventional crushing, grinding, flotation and dewatering processes to produce a lead/silver concentrate and a separate zinc concentrate. At average metallurgical recoveries of 93.8% for silver, 95.6% for lead and 94.0% for zinc, the mine would produce approximately 95,860 tonnes of lead/silver concentrate and 102,795 tonnes of zinc concentrate over the initial five-year mine life.

Developing infrastructure for a future mining operation is somewhat simplified at Bellekeno, since many buildings remain on site with some requiring only minimal refurbishing for use in a modern mining camp. Power is already available in the district and would come from the Yukon electric power grid that runs through the Keno Hill Silver District. The Bellekeno deposit is located just 2 kilometers from Keno City off a year-round all-weather highway. Concentrates would be shipped in containers via truck to the Port of Skagway.

ACCELERATED PERMITTING & DEVELOPMENT

In June 2008, Alexco secured a new mining land use permit that allowed the Company to commence underground redevelopment of the historic Bellekeno mine. In October, Alexco received the final water license required for completion of underground development at the Bellekeno mine. The water license is the third major permit to be secured by Alexco at Keno Hill within the last 11 months. Each permit was received on schedule and within budget, allowing Alexco’s activities to proceed without interruption along an aggressive development timeline. Alexco is now proceeding with preparation for submission of final production-phase permit applications for future Bellekeno operations.

The land use permit and water license will allow Alexco to complete an advanced underground exploration program, extract a bulk sample from the silver-rich Southwest zone and rehabilitate the historic workings in preparation for a construction decision. By the end of October 2008, Alexco had completed more than 70% of a new 650-meter decline to access the former underground workings. Excavated dimensions of the decline are approximately 4.5 meters in width by 4.5 meters in height to allow for access of exploration and production equipment. The new decline will intersect the former workings in the area of the 99 zone, which is centrally located between the silver-lead rich Southwest and zinc-silver rich east zones. After connecting the new decline to the former workings, the mine will be dewatered and rehabilitated. By the end of October, Alexco had also completed approximately 400 meters of rehabilitation and 80 meters of a bypass drift that will act as a secondary access for escape, ventilation and ingress/egress, as well as an exploration platform from which the east zone can be further explored.

For the remainder of 2008, Alexco will continue exploration and engineering work at the site with the objective of completing an advanced technical study for the project and making a production decision in early 2009. Given the infrastructure available and the rehabilitation work completed in 2008, Alexco anticipates an accelerated construction timeline, allowing for the potential commencement of production in 2010.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

LAND PACKAGE
HISTORICAL MINE PRODUCTION

N
McQuesten River
Silver Trail Highway
Sadie Ladue
(53.0 oz/t)
Lucky Queen
(88.7 oz/t)
Black Cap
Keno 700
(44.3 oz/t)
Shamrock
Elsa
(61.4 oz/t)
Husky
(41.6 oz/t)
Ruby
Hector Calumet
(35.4 oz/t)
Onek
Keno City
Bellekeno
(42.7 oz/t)
Bermingham
Silver King East
Husky SW
(40.1 oz/t)
Silver King
(53.0 oz/t)
0 1 2 4 km
Total ounces silver produced
20,000,000 – 96,300,000
5,000,000 – 20,000,000
2,000,000 – 5,000,000
1,000,000 – 2,000,000
100,000 – 1,000,000
0 – 100,000
Alexco holdings
New discoveries
Third party claims
oz/t Average grade of historical silver production

SILVER PURCHASE AGREEMENT

In October 2008, Alexco entered into a silver purchase agreement with Silver Wheaton Corp. under which Silver Wheaton will purchase 25% of the life-of-mine silver produced by Alexco from the Keno Hill Silver District. The silver stream delivered to Silver Wheaton under this agreement represents less than 15% of the potential revenue stream from the Bellekeno deposit.

Alexco will receive an up-front deposit payment from Silver Wheaton of US$50 million, plus a further payment of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of silver delivered. US$15 million of the up-front payment will be made by year end 2008 as certain conditions are completed and will fund ongoing underground development, definition drilling and continued exploration of the Bellekeno resource as well as other work required to refine and complete engineering studies. The remaining US$35 million will be paid on a monthly draw-down basis to build out the Bellekeno mine infrastructure and processing facility, commencing once Alexco has made a positive development decision and subject to certain other conditions.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

An Emerging Silver Producer

BELLEKENO EXPLORATION

Nearly one third of the diamond drilling completed to date in the Keno Hill Silver District has been targeted in the Bellekeno/Onek area and has successfully outlined a resource with potential for near-term silver production. The Bellekeno deposit comprises three zones: Southwest and 99, two high-grade silver-lead deposits, and the east zone, a zinc-dominated silver system. In November 2007, Alexco engaged SRK to complete an NI 43-101 resource estimate for the three zones, incorporating approximately 6,170 meters of historical and Alexco drilling in the Southwest zone and re-classifying historical polygonal resource estimates for the 99 and east zones. The resource estimate was updated in January 2008 to integrate more than 6,000 meters of historical and Alexco drilling in the east zone and more than 1,500 meters of additional Alexco drilling in the Southwest zone.

Drill results indicate that the originally identified silver-lead deposit is complemented by a new zinc-silver deposit outlined in the east zone. Alexco has drilled 19 holes in this zone totaling approximately 5,350 meters with grades up to 452 g/t (13.2 ounces per ton (“oz/ton”)) silver and 33.4% zinc over 3.25 meters, adding 9.8 million silver-equivalent ounces to the previous resource estimate. In addition, silver-rich mineralization has been discovered in the hanging wall of the Bellekeno deposit approximately 300 meters southeast of a known silver vein. The intercept, which includes 1.87 meters averaging 1,950 g/t silver (56.9 oz/ton), 30.21% lead and 1.24% zinc, confirms the presence of high -grade mineralization in the Bellekeno hanging wall structures, offering additional exploration potential in the Bellekeno system.

ALEXCO'S KENO HILL SILVER DISTRICT

Historically one of the world’s highest-grade silver districts, Keno Hill is Alexco’s flagship property. The Keno Hill Silver District is located in Yukon, Canada, approximately 330 kilometers north of Whitehorse, and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). The district comprises approximately 23,350 hectares (233.5 square kilometers) of mining leases, quartz claims and crown grants and has numerous mineral occurrences, deposits and prospects, including 35 mines with a history of production.

The Yukon Government’s published Minfile database states that between 1913 and 1989, the Keno Hill Silver District produced more than 217 million ounces of silver (5.37 million tons) with average grades of 40.52 oz/ton silver, 5.62% lead and 3.14% zinc, making it the second -largest historical silver producer in Canada. Metals prices fell and environmental standards increased in the 1980s and united Keno Hill Mines Limited terminated production from the remaining active mines in 1989. Forced into government receivership and burdened by environmental liabilities, the majority of the district sat abandoned for nearly 20 years, though significant resources remained at grades far in excess of most of the world’s primary silver producers. The historical producing grades would rank Keno Hill in the top 3% of today’s global silver producers, with remaining resources estimated to exceed 1 million tons (not NI 43-101 compliant) with grades averaging 31.5 oz/ton silver, 3% lead and 2.2% zinc.

In June 2005, Alexco was selected as the preferred purchaser of the assets of united Keno Hill Mines Limited and UKH Minerals Limited (collectively “UKHM”). In December 2007, following receipt of necessary permits and approvals, the Yukon Government approved final close of the purchase agreement, giving Alexco 100% ownership of the UKHM assets through its wholly-owned subsidiary, Elsa reclamation & Development Company Ltd.

A l e x c o
AR 2008

A n n u a l   R e p o r t   2 0 0 8

FIRST NATIONS PARTNERSHIP

In May 2008, Alexco and the First Nation of Na-Cho Nyak Dun entered into a Cooperation Agreement relating to the activities of Alexco and its subsidiaries in the Keno Hill Silver District. The Agreement outlines FNNND’s support in principle for current activities in the district, providing project certainty for the development of the Keno Hill Silver District, and establishes the framework for wide-ranging collaboration as Alexco continues its exploration and environmental activities in the area and advances the Bellekeno deposit toward production. The Cooperation Agreement also establishes the foundation on which future comprehensive cooperation and benefits agreements will be reached between Alexco and FNNND as new district projects advance and key milestones are achieved.

The Cooperation Agreement and future agreements will crystallize the social and environmental responsibilities of Alexco and FNNND, clearly identifying obligations and assigning responsibilities for straightforward implementation. The agreements will ensure the participation of FNNND in all aspects of care and maintenance, reclamation, exploration and redevelopment of the Keno Hill property. The agreements will provide for jobs, business and contracting opportunities for FNNND members, and scholarships and direct employment-related training will ensure a pool of qualified employees for the project. Alexco has made significant progress recruiting employees from the nearby communities to assist with exploration, reclamation and care and maintenance tasks, with approximately 60% of Keno Hill employees joining Alexco from the communities of Mayo, Keno City and Stewart Crossing during the 2008 season. As contemplated in the preliminary economic assessment, the new Bellekeno mine would employ more than 100 people in a variety of capacities.

Alexco is committed, in both its current operations and planning for future operations, to the remediation and maintenance of the environmental quality in FNNND traditional territory and the inclusion of and provision for FNNND interests. Through open communication, Alexco and FNNND will continue to foster a relationship based on mutual understanding, support and respect.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Exploration Strategy

Alexco’s Keno Hill Silver District is a premier exploration project. Occupying nearly 240 square kilometers and hosting more than 35 prior producing mines, the district has not been regionally explored or evaluated for more than 20 years, and the vast historical database has never been centrally compiled and interpreted in context with current exploration knowledge. As such, the Keno Hill Silver District remains the sole focus of Alexco’s exploration strategy, and will remain so for many years to come.

Most of Alexco’s exploration properties are located in Yukon, Canada, a jurisdiction that supports and encourages mining projects and investments. The Company’s principal exploration properties, comprising Keno Hill, McQuesten and Brewery Creek, are at an advanced exploration stage with historical or potential resources based on existing drilling. The Company also maintains a small portfolio of earlier grassroots gold exploration properties in Yukon, including the Harlan and Sprogge properties. Alexco plans to further evaluate these projects and complete both comprehensive historical data compilations and initial exploration targeting to further assess the risk/reward potential inherent in these projects.

In addition, Alexco holds interests in the telegraph Creek, Iskut river, Kiniskan Lake and Manson Creek properties in British Columbia. Alexco’s corporate strategy is to minimize risk at earlier-stage exploration projects by creating joint venture or other risk-sharing partnerships with successful junior and senior mining companies.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Exploration Strategy

EXPLORATION SUCCESS IN 2007/2008

Since starting work in the Keno Hill Silver District in June 2006, Alexco has drilled 181 holes totaling approximately 44,800 meters, has flown 2,016 line kilometers of airborne geophysics and has compiled approximately 35,000 historical documents into a 300 gigabyte digital database/library of geologic information.

Alexco completed a significant exploration program in 2007/2008 focused on defining NI 43-101 resources at Bellekeno and Onek, expanding mineralization at Lucky Queen and testing additional exploration targets throughout the district. Nearly 33,600 meters were drilled in 139 holes in the Keno Hill district in 2007/2008, primarily in the Bellekeno, Onek, Lucky Queen, Silver King and Husky/Husky SW zones.

Lucky Queen

Step-out drilling in the area of the historic Lucky Queen mine has intersected exceptionally high-grade silver mineralization approximately 170 meters southwest of similar grade intercepts encountered by Alexco in 2006, establishing continuity of the mineralized vein structure southwestward and below historically mined areas. Alexco drilled 19 holes at Lucky Queen in 2007/2008 totaling approximately 4,430 meters with grades up to 35,618 g/t silver (1,039 oz/ton) over thin intervals in this native-silver-bearing historic mine area.

The Lucky Queen mine, in production from 1927 to 1932, was the highest grade silver producer in the Keno Hill district, producing approximately 11 million ounces of silver from 123,500 tons of ore at an average recovered production grade of 88.7 oz/ton silver. There has been no systematic contemporary exploration of the area. Alexco intends to continue exploration of the area in 2009 with the objective of expanding the known mineralized zones to a point where a resource calculation decision can be made.

Onek

With reported past production totaling 93,000 tons averaging 13.77 oz/ton silver, 5.54% lead and 3.43% zinc, the Onek property is a potential additional zinc-silver resource that could complement a production decision at Bellekeno. Drilling in 2008 expanded the zone of high-grade zinc-silver-lead mineralization approximately 135 meters below the deepest underground workings of the historic Onek mine and confirmed the presence of a mineralized structure over a strike length of approximately 400 meters. Mineralization remains open both along strike and down dip. Alexco has engaged SRK to complete an NI 43-101 compliant resource estimate for the Onek deposit, targeted for completion in the fourth quarter of 2008.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Other Keno Hill Deposits

While the primary focus for 2009 will be advancing the Bellekeno deposit toward production, Alexco will continue exploration at several untested historical mine areas, including Keno 700, Hector Calumet and other targets that have been delineated from ground and airborne geophysics, detailed geologic mapping and the reduction of historical data. Diamond drilling by Alexco over the past 16 months has tested the Bellekeno, Onek and Husky SW areas in some detail, whereas six other historical deposit areas have been subject to between one and three drill holes.

More than 20 of the 35 past-producing mines in the district remain to be evaluated through data compilation, review and diamond drilling as warranted. Similarly, less than 5% of the potentially productive terrain in the district has been tested to date. Alexco’s geologists will spend the 2008 winter season finalizing 3D technical models of all relevant historical ore deposits in the district, using the recently completed scanned and digitized historical database. This work will inevitably lead to a number of new targets in the district, including blind and covered targets that will be prioritized for future exploration.

Lucky Queen diamond drilling

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Reclamation, Closure & Environmental Services

Reclamation and closure services, environmental remediation and environmental management services are a key component of Alexco’s business model. With revenues of $4.1 million in 2007 and 40% growth to $5.7 million in 2008, Alexco’s environmental services business provides a growing cash stream to the Company that offsets corporate overhead and helps fund exploration and development at mining properties. Operating generally as separate stand-alone units, elsa reclamation & Development Company, Access Consulting Group and Alexco resource U.S. Corp. have created a growing environmental services business with clients across northern Canada and the united States.

Alexco’s expertise in environmental and technical management allows the Company to better manage risk at remediation and development projects, and provides a competitive advantage for property and business development opportunities that fit the Company’s business model. The Company provides a number of environmental and technical support services to the mining industry, with clients ranging from junior exploration and development companies to major global mining firms.

Alexco will continue to consolidate and expand its environmental services business in 2009 by organically growing its existing business and securing new consulting and remediation projects. Access Consulting Group continues to provide environmental services to government and industry clients throughout Yukon, where resource activity is rapidly expanding. Similarly, the Company expects its environmental services activities will continue to expand in northern Canada and the United States based on Alexco’s growing reputation, increasing brand recognition and recent increases in staff with environmental, permitting and management expertise.

PREMITTING & REGULATORY MANAGEMENT

Alexco’s team of professionals provides permitting and regulatory management services to clients across a number of sectors, including mining and oil and gas. Access Consulting Group and Alexco have demonstrated success in permitting development projects in the north and have become synonymous with effective integration of permitting, consultation and regulatory management. Services provided include obtaining a wide variety of regulatory authorizations, from water and production licenses to fisheries and operating permits. In addition, Alexco’s team provides First Nations liaison and consultation, as well as regulatory management services.

ENVIRONMENTAL CONDULTING SERVICES

Alexco provides a broad range of environmental consulting services to clients in all sectors, including mining, oil and gas, transportation, government and First Nations. The Company’s services run from extensive and intensive environmental impact and risk assessments to baseline environmental studies, environmental training and strategic planning from the environmental perspective. Alexco’s team has also completed numerous land management and evaluation projects for both industry and government.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Reclamation, Closure & Environmental Services

MINE RECLAMATION & CLOSURE AND EXECUTION

Alexco has demonstrated its ability to unlock value in the field of mine reclamation and closure through innovative and value-added services, including marketing of residual assets, dismantling process plants and construction and commissioning of these facilities at other operations. Alexco is unique in the mine reclamation and closure business for providing the full cycle of closure services, including technical closure studies, plan development, permitting, regulatory management, field execution and long-term monitoring.

Alexco is continuing as a contractor for the Yukon Government to provide environmental care and maintenance for the Keno Hill property. Approximately 45% of the Company’s revenues in 2008 were generated from the care and maintenance services provided on the Keno Hill property. Additional projects at Keno Hill in 2008 included capital improvement projects related to water treatment facilities, physical hazards reduction and closure planning studies.

The Company’s senior management team has been recognized for its award-winning reclamation and closure performance at the Brewery Creek mine, which received the Department of Indian Affairs and Northern Development Robert E. Leckie Award for Outstanding reclamation Practices in both 1999 and 2002. In 2003, industry and government representatives praised the work completed at Brewery Creek for leadership and innovation in mine reclamation technology.

ENVIRONMENTAL REMEDIATION TECHNOLOGIES

Alexco owns six patents and has additional patents pending that have applications in the environmental remediation business. As the industry leader for pit lake and underground mine pool treatment, Alexco’s management and technologies have successfully treated billion-gallon pit lakes for contaminants including selenium, copper, zinc, uranium, arsenic and nitrate. Alexco’s technologies have been successfully applied at numerous sites and locations, demonstrating successful remediation for contaminants while unlocking property value and development opportunity that was previously restrained by environmental liability.

Alexco’s most recent demonstration of its remediation technologies was at the abandoned Barite Hill gold mine in South Carolina. The Barite Hill mine was abandoned in the 1990s, leaving behind a pit lake with about 60 million gallons of highly contaminated surface water and additional saturated waste-rock fill areas. Alexco completed an emergency pit lake treatment at the site in early 2008, meeting water quality standards by achieving a 95% reduction in selenium concentrations and non-detectable soluble concentrations of aluminum, arsenic, cadmium, chromium, copper, lead and zinc. Prior to Alexco’s treatment, the concentrations of several of these contaminants exceeded Federal and State standards by hundreds to thousands of times.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

The Barite Hill results were achieved using Alexco’s patented technologies for pit lake, groundwater and underground mine pool treatment. By adding carbon during the lime neutralization process, Alexco achieved less than six inches of precipitate, compared to the nearly 30 feet of sludge that would have been generated by conventional lime neutralization. The resulting pit lake has excellent water quality with minimal risk of metals remobilization, with treatment costs significantly less than similar mine closures using traditional treatment technology.

DATA RETRIEVAL & COMPILATION

Along with the mining claims and leases at the Keno Hill property came nearly 100 years of geologic data for the district’s mines. Alexco spent three years digitizing the computer records and building 3D models, creating a database/electronic library with over 300 gigabytes of valuable geologic and environmental information. Alexco’s success in retrieving and consolidating the Keno Hill data has created a new path to understanding subsurface environmental conditions, a process that will have application elsewhere in the industry.

Barite Hill pit lake treatment technology application

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Qualified Persons

Except where specifically indicated otherwise, scientific and technical information included in this annual report regarding Alexco’s mineral properties has been prepared by or under the supervision of Stanton Dodd, LG (Wash), Vice President, Exploration for Alexco and a Qualified Person as defined by the Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). All material scientific and technical information included herein has previously been disclosed by Alexco, and the reader is particularly directed to the news release of July 9, 2008 entitled “Alexco Releases Positive Preliminary Economic Assessment on Bellekeno Deposit” with attendant SEDAR filed technical report; the news release of January 30, 2008 entitled “Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate” with attendant SEDAR filed technical report; and the Company’s most recently filed Annual Information Form and U.S. Form 40-F; as well as the remaining filings completing Alexco’s continuous disclosure record. With respect to the Bellekeno preliminary economic assessment, that economic evaluation is based solely on inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. This economic evaluation is preliminary in nature, and there is no guarantee that the inferred mineral resources will be upgraded to a higher resource category and there is no certainty that the economic results of the preliminary economic assessment will be realized.

Cautionary Note Concerning Resource Estimates

Unless otherwise indicated, all resource and reserve estimates included in this annual report have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Included in this annual report are historical resource estimates concerning certain of the Company’s Keno Hill district properties. As required under NI-43-101, the Company advises that these historical resource estimates are based on determinations made by the previous property owner’s staff in 1997, adjusted by the Company only to determine silver equivalent based on contemporary metal prices as described below. Although believed by Alexco management to be relevant and reliable, these historical resource estimates pre-date NI 43-101 and are not compliant with NI 43-101 resource categories.

Unless otherwise noted, silver-equivalent amounts presented in this annual report have been calculated based on metal prices of US$525/oz gold, US$8/oz silver, US$0.45/lb lead and US$0.75/lb zinc, with metallurgical recoveries not considered.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards under Industry Guide 7 normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Senior Management

Clynton Nauman, BSc (Hons)
POSITION: PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Nauman brings over 35 years of diversified experience in the mineral industry, ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors. Mr. Nauman is also currently the CEO of Asset Liability Management Group and has held various executive and operations positions with Nerco Minerals and Coal companies (now Rio Tinto), Kennecott and Viceroy Resource Corp. Mr. Nauman holds a BSc (Hons) in geology from Otago University, New Zealand.

Brad Thrall, BSc, MBA
POSITION: CHIEF OPERATING OFFICER

Mr. Thrall brings over 20 years of experience and accomplishments in operations management, environmental management, technical services and mine-closure planning and execution. Mr. Thrall is also currently the President of Asset Liability Management Group, and was Manager of Technical Services for Viceroy Resource Corporation from 1998–2002, as well as the General Manager of Viceroy’s Brewery Creek Mine. Mr. Thrall holds a BSc in metallurgical engineering from South Dakota School of Mines and Technology and an MBA from the University of Colorado.

David Whittle, CA
POSITION: CHIEF FINANCIAL OFFICER

Mr. Whittle is a Canadian qualified Chartered Accountant with over 15 years of senior management experience in the mining industry and more than 20 years of experience in the management, financing, accounting and audit of public and private companies. He has been responsible for strategic planning initiatives, operations and all aspects of corporate and financial management and administration, with extensive experience in public company regulatory filings and compliance in Canada and the United States. Mr. Whittle has completed numerous corporate financings for mining projects, encompassing a variety of structures, both domestically and internationally. He is also an independent director and the audit committee chair of Mountain Province Diamonds Inc.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Dan Cornett, BSc
POSITION: VICE PRESIDENT, ENVIRONMENTAL SERVICES / PRESIDENT ACCESS CONSULTING

Mr. Cornett brings 25 years of experience working with the Yukon environmental assessment and regulatory regime. He has experience with environmental and contaminated site assessments and government legislative processes and has worked extensively with federal government departments, including the Department of Indian Affairs and Northern Development, Water Resources, Environment Canada and Fisheries and Oceans Canada. Mr. Cornett’s experience with government legislative process is invaluable when assessing or permitting projects in Canada. Mr. Cornett is a Professional Biologist and Certified Canadian Environmental Practitioner with a BSc from the University of Guelph. He is also a Canadian Certified Environmental Practitioner specializing in Water and Land Quality Protection, Integrated Environmental Management and Mining and Energy.

Stanton Dodd, MSc
POSITION: VICE PRESIDENT, EXPLORATION

Mr. Dodd brings 30 years of experience working in mineral exploration throughout western North America. His experience ranges from early-stage reconnaissance to advanced exploration. Mr. Dodd has been involved in several major exploration projects including the world-class Donlin Creek gold project in Alaska, where he managed all aspects of exploration while employed by Placer Dome and then NovaGold Resources. Mr. Dodd holds both a BSc and MSc from Western Washington University and is a licensed geologist (State of Washington).

Rob McIntyre, RET, CCEP
POSITION: VICE PRESIDENT, BUSINESS DEVELOPMENT

Mr. McIntyre brings 28 years of progressively senior project experience in northern land and resource development. He is a Registered Engineering Technologist (geology) and Certified Canadian Environmental Practitioner, and has environmental issues management expertise in a variety of industrial project applications. Mr. McIntyre’s experience includes in-depth involvement in the development of the current northern regulatory regime, and acting as the mining industry representative during the creation of the Yukon Waters Act, Surface Rights Board Act, Development Assessment Process and Mining Land Use Regulations.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Senior Management

James Harrington, MSc
POSITION:: VICE PRESIDENT, ENGINEERING, ALEXCO RESOURCE U.S. CORP.

Mr. Harrington has 20 years of experience in environmental cleanup of mining, industrial and government sites. He has led the closure design and implementation for mines in the Western United States and Canada for base and precious metals, coal and uranium. He is currently a consultant overseeing some of the largest groundwater remediation projects in the United States, providing strategic advice, regulatory consultation and technical oversight and review. Prior to joining Alexco, Mr. Harrington was Vice President for ARCADIS in the corporate remediation group. Mr. Harrington holds an MSc in microbiology and biochemistry.

Joe Harrington, BSc
POSITION : VICE PRESIDENT, TECHNOLOGY & STRATEGIC DEVELOPMENT, ALEXCO RESOURCE U.S. CORP.

Mr. Harrington was the CEO/founder of Green World Science, and the patent inventor of the heavy metals immobilization treatment technology now owned by Alexco and protected by numerous Canadian, US and foreign patents. Prior to joining Alexco, Mr. Harrington was Vice President of the mining and metals business for ARCADIS, conducted research and development for controlled release fertilizers, fuel ethanol, phosphate mineral processing and bioremediation technologies for the J.R. Simplot Company, and served as technology liaison officer between the University of Idaho and the Simplot Company. Mr. Harrington was awarded the Goldwater Fellowship and completed his BSc and graduate course work at the University of Idaho. Mr. Harrington previously served on the advisory board of Energy Metals Corp. and currently serves on the advisory board of Golden Predator Mines Inc.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Board of Directors

Clynton Nauman
POSITION: PRESIDENT AND CHIEF EXECUTIVE OFFICER, DIRECTOR

George Brack
POSITION: DIRECTOR

Mr. Brack is a Managing Director and Mining Industry Head for Scotia Capital Investment Banking. Prior to joining Scotia Capital in 2006, Mr. Brack held the position of President of Macquarie North America Ltd., an investment banking firm specializing in providing mergers and acquisitions advice to the global mining industry. Mr. Brack’s 20-year career in corporate finance has focused on the identification, evaluation and execution of strategic mergers and acquisitions and the provision of equity financing. Mr. Brack holds an MBA from York University, a BASc in geological engineering from the University of Toronto and the CFA designation.

David Searle
POSITION: DIRECTOR

Mr. Searle, a recently retired lawyer and partner at Fasken Martineau DuMoulin LLP, brings 44 years of professional legal experience in western and northern Canada in the fields of mining and environmental law. He worked extensively in the areas of environmental assessment, the permitting of major projects and mine reclamation/closure. Mr. Searle regularly appeared in all three Canadian territories before the Boards that conduct environmental assessments and issue water licenses and land use permits and has extensive experience dealing with contaminated sites in British Columbia. Currently he serves as a member of the Environmental Appeal Board and Forest Appeals Commission of BC, and is a Member of the Order of Canada.

Rick Van Nieuwenhuyse
POSITION: DIRECTOR

Mr. Van Nieuwenhuyse is President and CEO of NovaGold Resources Inc., with over 25 years of world-wide experience in the natural resource sector. Prior to establishing NovaGold in 1998, Mr. Van Nieuwenhuyse was Vice President of Exploration for Placer Dome Inc. and brings years of working experience and knowledge of Alaska and Western Canada to the company, managing projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and an MSc in geology from the University of Arizona.

Michael Winn
POSITION: DIRECTOR

Mr. Winn is President of Terrasearch Inc., a consulting company that provides analysis of mining and energy companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several TSX-listed companies involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and holds a BSc in geology from the University of Southern California.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Share Structure

Alexco’s shares are listed on the Toronto Stock Exchange under the symbol AXR and on the American Stock Exchange under the symbol AXU.

As at October 31, 2008
Shares issued & outstanding	39.5 million
Options	3.5 million
Warrants	2.2 million
Total shares, fully diluted	45.2 million

Trading history over fiscal 2008	High: $6.16 (July and October)
Low: $3.11 (August)
Average: $4.63
Average daily volume: 96,693

Trading symbols: TSX: AXR | AMEX: AXU

Cautionary Note Regarding Forward-Looking Statements

This annual report contains “forward-looking statements”. These forward-looking statements are made as of the date of this report, and the Company does not intend and does not assume any obligation to update these forward-looking statements.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining government approvals or financing or in the completion of development activities.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Management’s Discussion and Analysis
For the year ended June 30, 2008

GENERAL

This Management’s Discussion and Analysis (“MD&A”) of Alexco Resource Corp. (“Alexco” or the “Corporation”) is dated September 26, 2008 and provides an analysis of Alexco’s consolidated financial results for the year ended June 30, 2008 compared to those of the previous year.

The following information should be read in conjunction with the Corporation’s June 30, 2008 audited consolidated financial statements with accompanying notes, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Corporation are available on the Corporation’s website at www.alexcoresource.com or on SEDAR at www.sedar.com.

Except where specifically indicated otherwise, technical information included in this MD&A regarding Alexco’s mineral properties has been prepared by or under the supervision of Stan Dodd, LG (Wash), Vice President, Exploration for Alexco and a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”).

CAUTIONARY STATEMENT ON FOR WARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements”, made as of the date of this MD&A.

Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development activities.

CAUTIONARY NOTE TO U.S. INVESTORS – INFORMATION CONCERNING PREPARATION OF RESOURCE ESTIMATES

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Unless otherwise indicated, all resource and reserve estimates included in this MD&A have been prepared in accordance with NI 43-101 and the Canadian

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not otherwise comply with NI 43-101, using the historical terminology, if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and if so includes an explanation of the differences, and (d) includes any more recent estimates or data available. Such historical estimates are presented concerning certain of the Corporation’s properties described herein.

Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards under Industry Guide 7 normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

SELECTED ANNUAL INFORMATION

Selected annual information from the Corporation’s three most recently completed financial years is summarized as follows:

(expressed in thousands of dollars, except per share amounts)	2008	2007	2006
Consulting revenue	5,736	4,053	537
Consulting gross profit	1,063	1,130	206
Net loss for the year	(3,968)	(2,488)	(2,686)
Loss per share, basic and diluted	$(0.11)	$(0.08)	$(0.15)
Total assets	66,468	69,800	42,694
Total long-term liabilities	5,535	13,022	10,221
Dividends declared	Nil	Nil	Nil

OVERALL PERFORMANCE

During the year ended June 30, 2008, Alexco made significant advancements in the exploration and development of its mineral property interests in the Keno Hill silver district, and saw continued growth in its consulting and environmental services business.

A total of $13,683,000 in exploration and acquisition cost was incurred in respect of its mineral properties as a whole compared to $12,262,000 the preceding year, with $13,210,000 of that invested in the Keno Hill silver district compared to $12,104,000 the preceding year. Exploration activities were conducted in several areas of the Corporation’s Keno Hill holdings, but the primary focus during the year was on the Bellekeno historic mine area. A NI 43-101 compliant resource estimate was produced for the Bellekeno deposit, yielding total inferred resources of 537,400 tonnes grading 1,016 grams per tonne silver, 13.5% lead, 10.7% zinc and 0.4 grams per tonne gold, for an aggregate silver equivalent grade of 2,216 grams per tonne. And in July 2008, Alexco released a NI 43-101 compliant preliminary economic assessment for the Bellekeno resource. The assessment outlines a project with average annual mine production of 3.3 million ounces of silver (“Ag”), 30.1 million pounds of lead (“Pb”) and 24.5 million pounds of zinc (“Zn”) over an initial 5 year mine life, and in a base case economic analysis using three year average prices for Ag, Pb and Zn and the $USD/$CAD exchange rate, the assessment indicated a pre-tax net present value (“NPV”) of US$87.0 million (8% discount rate), with a pre-tax internal rate of return (“IRR”) of 55.5% and a payback period of 1.6 years.

In its consulting and environmental services business, Alexco realized revenues of $5,736,000 during the 2008 fiscal year compared to $4,053,000 during 2007, an increase of over 40%. Gross profit from its consulting group during fiscal 2008 was $1,063,000 or 18.5%, compared to $1,130,000 or 27.9% during 2007, with a significant component of the decrease in margin related to a higher proportion of cost-shared projects undertaken in the Keno Hill district while Alexco is working on development of the district’s overall closure plan.

The Corporation’s cash and cash equivalents at June 30, 2008 totaled $13,005,000 compared to $21,631,000 for 2007, and net working capital was $12,292,000 compared to $21,131,000 the year before, with substantially all of the decrease reflecting Alexco’s investment in the exploration and development of its Keno

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Hill mineral properties. Alexco completed one financing during the year, issuing 1,500,000 flow-through common shares in December 2007 at a price of $6.05 per share to generate net cash proceeds of $8,464,000. At June 30, 2008, the Corporation remained committed to incur a further $4,004,000 in qualifying exploration expenditures by December 31, 2008 to fulfill its flow-through obligations under this offering.

RESULTS OF OPERATIONS

Keno Hill Silver District

Substantially all of the Corporation’s exploration activities during the year ended June 30, 2008 were conducted on its Keno Hill silver district properties. The Keno Hill mining district is located in Yukon Territory approximately 330 kilometers north of Whitehorse in the vicinity of the villages of Mayo and Keno City and lies within the traditional territory of the First Nation of Na-Cho Nyak Dun (“FNNND”). The district consists of approximately 23,350 hectares of mining leases, quartz claims and crown grants. The district has numerous occurrences of mineral deposits and prospects, including over 30 historic mines. The Yukon Government’s published Minfile database states that between 1941 and 1989, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.52 ounces per ton silver, 5.62% lead and 3.14% zinc. Mine operations closed down in 1989 when United Keno Hill Mines Limited put the district on care and maintenance in the face of rising costs and environmental regulatory pressures.

In June 2005, the Corporation was selected as the preferred purchaser of the assets of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) by a court appointed interim receiver and receiver-manager of UKHM. In February 2006, following negotiation of a Subsidiary Agreement between the Government of Canada, the Government of Yukon and the Corporation, the Supreme Court of Yukon approved the purchase of the assets of UKHM by Alexco through its wholly owned subsidiary, Elsa Reclamation & Development Company Ltd. (“ERDC”). “Final Closing” of this acquisition was conditional upon issuance of a water license to the Corporation by the Yukon Water Board to set the standards for care and maintenance activities to be carried out at Keno Hill. This water license was issued in November 2007 and Final Close was effected in December 2007, resulting in the transfer to the Corporation of ownership and title to the Keno Hill mining claims and the other UKHM assets. In addition, under the terms of the Subsidiary Agreement the Corporation is indemnified by the Government of Canada for all liabilities, including environmental liabilities, arising directly or indirectly as a result of the pre-existing condition of the Keno Hill mining claims and other assets acquired from UKHM. The Sub-Agreement also provides that ERDC may bring any mine into production on the UKHM properties by designating a production unit from the mineral property interests relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

In July 2006 and again in March 2007, exploration drilling campaigns were initiated in the district, the drilling having two distinct objectives. First, to define and upgrade historic resources at the Bellekeno mine; and second, to explore other promising sites throughout the district. The 2007 diamond drilling program totaling approximately 22,000 meters of drilling was completed at the end of October 2007. An initial NI 43-101 compliant inferred resource estimate in respect of the Bellekeno property was released in November 2007 incorporating such analysis of the drill program as had been completed at the time, supported by an independently-prepared technical report filed on SEDAR dated November 10, 2007 and entitled “Mineral Resource Estimation Bellekeno Project, Yukon Territory, Canada”. An independently-prepared updated NI 43-101 compliant inferred resource estimate was released January 30, 2008 by way of press release entitled “Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate”, incorporating the remainder of the analysis of the 2007 drill program.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

The updated estimate reported therein, based on a 1,000 grams per tonne silver equivalent** cutoff for the Southwest and East zones and a 15 ounces per ton silver cutoff for the historic resource for the 99 zone, resulted in a total inferred resource of 537,400 tonnes grading 1,016 grams per tonne silver, 13.5% lead, 10.7% zinc and 0.4 grams per tonne gold, and an aggregate silver equivalent grade** of 2,216 grams per tonne, summarized as follows:

Category	Zone	Tonnage [Tonnes]	Ag [gpt]	Pb [%]	Zn [%]	Au [gpt]	AgEq [gpt]
Inferred	99†**	55,700	1,593	11.1	5.5	0.0	2,375
	Southwest‡**	302,100	1,357	20.4	5.5	0.4	2,494
Sub-total Inferred	99+Southwest	357,800	1,394	19.0	5.5	0.4	2,476

	East‡**	179,600	263	2.0	21.3	0.6	1,698
Total Inferred		537,400	1,016	13.5	10.7	0.4	2,216

*	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
†	Reported at a cut-off of 15 troy ounces per ton silver. Silver grades capped at 100 troy ounces per ton.
‡	Reported at a cut-off of 1,000 grams per tonne silver equivalent. Grades not capped.
**
Metal price and recovery factor assumptions for silver equivalent calculations: US$8.00 silver troy ounce, US$0.45 per pound lead, US$0.75 per pound zinc, recovery assumed 100%. Gold not used in silver equivalent calculation.

This updated resource estimate is supported by an independently-prepared technical report filed on SEDAR dated January 28, 2008 and entitled “Mineral Resource Estimation Bellekeno Project, Yukon Territory, Canada”.

In March 2008, Alexco initiated an extensive surface drill program for the summer, focused at the Onek, Lucky Queen, Keno 700, Hector Calumet and Silver King – Husky SW historic mine areas. Entailing approximately 10,300 meters of drilling, the program was completed ahead of schedule in July 2008 and results are in the process of being compiled. Preliminary mine planning and engineering studies and requisite permit applications were also completed by Alexco in preparation for driving a new underground decline and rehabilitating and extending the historic underground workings at Bellekeno, to allow for further underground exploration and definition drilling of the Bellekeno resource (which remains open at depth). A mining contractor was engaged for this purpose, a portal was collared in June 2008, and development of the decline commenced in July. Underground exploration drilling at Bellekeno from the rehabilitated workings is scheduled to commence in early calendar 2009 and extending through the first quarter.

In July 2008, the Corporation released a preliminary economic assessment in respect of the Bellekeno property. Filed on SEDAR, the independently prepared NI 43-101 compliant technical report is dated June 30, 2008 and entitled “Bellekeno Preliminary Economic Assessment Technical Report”. The report outlines a project with average annual mine production of 3.3 million ounces of silver, 30.1 million pounds of lead and 24.5 million pounds of zinc over an initial 5 year mine life. It indicates a base case pre-tax NPV of US$87.0 million at an 8% discount rate with a pre-tax IRR of 55.5% and a payback period of 1.6 years. The base case uses three year average prices for Ag, Pb and Zn and the $USD/$CAD exchange rate. As indicated in the base case, the average Life of Mine (“LOM”) net smelter return (“NSR”) per tonne of mineralized rock at Bellekeno is C$596 against LOM operating costs of C$206 per tonne, and the average silver production costs on a per-ounce basis, net of by-product revenue, is negative (US$0.33/oz) .

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

The total capital cost to bring the Bellekeno deposit into production is estimated in the report to be C$61.2 million, including initial working capital and a 25% contingency. This capital cost also includes C$10 million of development work that is already being carried out as part of the current Bellekeno underground rehabilitation, preparatory to an underground advanced exploration and definition drilling program scheduled for latter 2008. An additional C$12.45 million in sustaining capital is estimated over the current 5-year Bellekeno mine life.

The project economics for the Bellekeno deposit as presented in the report are summarized as follows:

Bellekeno Deposit Economic Results and Metals Pricing
		Base Case 3 Year Average [1]	Current Metal Prices [2]	Forward Looking Metal Prices and Exchange Rates [3]
Payback Period	years	1.6	1.3	1.4
IRR (pre-tax)%		55.5	64	48.5
NPV at 8% (pre-tax)	Million US$	87	106.7	57.1
Prices				2010	2011	2012 and Beyond
Lead	US$/lb	0.81	0.78	0.70	0.50	0.50
Zinc	US$/lb	1.24	0.84	1.00	0.90	0.75
Silver	US$/oz	11.69	17.92	16.00	14.50	12.25
Gold	US$/oz	625.60	935.25	890.00	780.00	700.00
Exchange Rate	US$/C$	0.89	0.98	0.95	0.93	0.90

NOTE:
1.	Prices are quoted from London Metal Exchange and are rolling averages through May 2008.
2.	Current metal prices as of July 2, 2008.
3.	Based on Alexco-compiled consensus long-term commodity price and exchange forecasts as of June 19, 2008 as published publicly by a basket of independent Canadian and US investment analysts.

As noted in the report, the economic evaluation of the Bellekeno property uses 100% inferred mineral resources. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. This economic evaluation is preliminary in nature, and there is no guarantee that the inferred mineral resources will be upgraded to a higher resource category and there is no certainty that the economic results of the study will be realized.

In March 2007, the Corporation entered into a Memorandum of Understanding with FNNND that provided FNNND with opportunities in terms of employment, preferential contract positioning, training and other benefits, while FNNND provided support for the Corporation’s ongoing activities at Keno Hill.

In September 2007, the Corporation and FNNND entered into a negotiation agreement relating to the Corporation’s current and future reclamation, exploration and mining activities in the Keno Hill district. The negotiation agreement provides for the negotiation and settlement of two further agreements between the Corporation and FNNND. The first of these, the Exploration Cooperation Agreement, was completed and executed in May 2008, and specifically addresses the care and maintenance and long-term remediation and closure of the

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

district, as well as the Corporation’s exploration activities in the district. It also establishes a framework within which Alexco will provide financial resources for an FNNND liaison position as well as scholarship needs, and for technical review support for future regulatory submissions. The second proposed agreement would be a mining impact benefit agreement to be concluded if the Corporation determines, as a result of its exploration activities, that any portion of the large Keno Hill property should be developed into a mine operation.

McQuesten Property

In September 2007, the Corporation entered into an option agreement to acquire from a third party the remaining 30% interest in the Corporation’s 70% owned McQuesten property. To exercise the option, the Corporation must issue 210,000 common shares of the Corporation plus grant a net smelter royalty to the optionor ranging from 0.5% to 2.0%, varying amongst the claims comprising the property, and the option is exercisable by providing at any time until September 20, 2008 notice of intention to exercise, and then subsequently issuing the shares and granting the royalty. The Corporation issued 140,000 common shares in consideration for the granting of the option in September 2007, valued at $651,000.

On September 20, 2008, the Corporation provided notice of its intention to exercise the option, though shares had not yet been issued as at the date of this MD&A.

Brewery Creek Gold Property

The Brewery Creek property is located in Yukon Territory, near Dawson City. The Brewery Creek Mine produced gold from its heap leach operation from 1996 to 2002. Mined-out oxide reserves totaled 9.7 million tonnes grading 1.44 g/t Au and were distributed in seven near-surface deposits along the 12-kilometer “Reserve Trend”. The majority of oxide reserves were depleted in the late 1990’s and the mine was subsequently closed and reclaimed during the downturn in metal prices. The property, which was almost exclusively explored in the past for low grade oxide mineralization, is currently being re-evaluated for both higher grade epithermal sulphide mineralization and lower grade intrusive-related gold mineralization.

In January 2008, the Corporation provided NovaGold Resources Inc. (“NovaGold”) with a report on the results of its exploration expenditures in respect of the Brewery Creek property, thereby triggering NovaGold’s 60 day back-in right to acquire an interest in the property by paying $500,000 to the Corporation over a four year period and incurring $1,750,000 in respect of the property over a five year period. The 60 day back-in right expired with NovaGold not electing to exercise.

Consulting Services

The Corporation operates an environmental consulting business providing a range of services to the mining industry and other clients. Through its wholly owned subsidiaries, Access Mining Consultants Ltd. (“Access”), Alexco Resource U.S. Corp. and, with respect to services provided in the Keno Hill district, ERDC, the Corporation provides management of the regulatory and environmental permitting process, environmental assessments and reclamation and closure planning. The Corporation also owns certain patent rights allowed and pending related to mine reclamation and closure processes including the in situ immobilization of metals in groundwater, soils, waste stacks and pit lakes.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Consulting group revenues were $5,736,000 for the 2008 fiscal year compared to $4,053,000 in 2007, an increase of over 40%. Gross profit for fiscal 2008 was $1,063,000 for a margin of 18.5%, compared to $1,130,000 and a margin of 27.9% during 2007. Over half of the margin decrease relates to a higher proportion of cost-shared projects undertaken in the Keno Hill while Alexco is working on development of the district’s overall closure plan, with the balance attributed primarily to increased costs incurred under the fixed price contract component of the Keno Hill district care and maintenance activity.

Under the Subsidiary Agreement, ERDC is retained through the Government of Yukon as a paid contractor responsible on a continuing basis for the environmental care and maintenance and ultimate closure reclamation of the former UKHM properties. The Subsidiary Agreement provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed scheduled rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is also responsible for carrying out the environmental care and maintenance of the UKHM properties for a fixed annual fee adjusted each year for certain operating and inflationary factors. ERDC recognized 100% of the fee amount so determined during each contract year up to and including the year when Final Closing occurred. The Subsidiary Agreement then provides that the portion of the annual fee amount so determined which is billable by ERDC will reduce by 15% each year until all site specific care and maintenance activities have been replaced by final reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Subsidiary Agreement is either amended or terminated. ERDC receives full contractor rates when retained by government to provide consulting services in the Keno Hill district outside the scope of the Sub-Agreement.

General, Administration and Corporate

General and administrative expenses were $6,889,000 for the year ended June 30, 2008, compared to $6,719,000 for 2007. Expenses for salaries and contractors totaled $3,036,000 and $3,857,000 for fiscal 2008 and 2007 respectively, but included stock-based compensation expenses of $748,000 and $2,213,000 respectively associated with the Corporation’s annual awards of cash bonuses and incentive stock option grantings to its employees. The base increase in salary and contractor costs from the previous year, and in administrative and corporate expenses in general, is due mainly to the significant expansion of the level of exploration, consulting services and corporate activities, as well as the increased corporate personnel, office space, regulatory and professional costs associated with listing the Corporation on the American Stock Exchange in September 2007. Stock-based compensation expense decreased as the Corporation granted a total of 397,500 options to employees in fiscal 2008, compared to 1,137,500 options in 2007.

Interest income was $986,000 for the year ended June 30, 2008 compared to $1,275,000 in 2007. Interest income varies by period depending on the Corporation’s average balances of cash, cash equivalents and deposits on hand through the period and on prevailing market yields on the bankers’ acceptances and term deposits in which the Corporation’s funds are generally invested.

The Corporation recorded a net recovery of current and future income taxes of $981,000 during the year ended June 30, 2008, compared to a net recovery in 2007 of $1,996,000. The difference is due primarily to the reversal in 2007 of a substantial amount of the valuation allowance recorded against the Corporation’s future income tax assets, triggered by the renunciation that year of flow-through expenditures which generated a future income tax liability of $3,740,000.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

OUTLOOK

The Corporation completed the 2008 exploration program at Keno Hill in July. The results are in the process of being compiled, and are expected to be released publicly over the course of the next three to four months. Those results are expected to include a NI 43-101 compliant resource estimate for the Onek historic mine area, which is located just over one kilometer from Bellekeno. Once completed, Alexco intends to update the July 2008 Bellekeno preliminary economic assessment to incorporate the Onek resource into the mine plan with the objective of extending the plan’s current life of mine and further improving the overall economics. At the same time, Alexco intends to conduct underground exploration and definition drilling of the Bellekeno resource, which remains open at depth, as soon as the currently-in-progress development of the exploration decline and rehabilitation of historical workings has been completed. The preliminary economic assessment will also then be updated to incorporate any extension or upgrade of the Bellekeno resource that results from that underground drilling.

As the Keno Hill properties are currently the Corporation’s main exploration focus, the Corporation does not plan significant expenditures at its other exploration projects in the near term.

With respect to its consulting services group, the Corporation remains engaged in the on-going environmental care and maintenance program and reclamation and closure projects at Keno Hill under its contract through ERDC with the Yukon Government and in accordance with the Subsidiary Agreement, and continues to service its private sector client base in the Yukon through Access. Similarly, the Corporation intends to continue expanding its environmental services activities over the 2008 calendar year, not only in the Yukon and Northwest Territories as it leverages recent increases in staff with environmental, permitting and management expertise, but also in the United States as it realizes the benefits of business development efforts undertaken over the past year through its Alexco Resource U.S. subsidiary.

RESULTS OF OPERATIONS – FOURTH QUARTER

In the fourth quarter of the 2008 fiscal year, the Corporation recorded a net loss of $1,481,000, after consulting revenues of $1,333,000 and consulting gross profit of $229,000. In the fourth quarter of 2007 in comparison, the Corporation recorded a net loss of $609,000, after consulting revenues of $1,102,000 and consulting gross profit of $378,000. Gross profit and margins in Q4 2008 were lower than for 2007 due to the combination of the cost-share impact and cost increases realized under the Keno Hill care and maintenance contract. The net loss recorded by the Corporation in 2008 was higher due to the combined impact of the lower gross margins, increased general and administration expenses caused by the higher level of corporate activity compared to the same period last year, and an increase in the future income tax valuation allowance arising from losses for tax purposes generated within its consulting group subsidiaries.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

SUMMARY OF QUARTERLY RESULTS

Key financial information for the most recent eight quarters is summarized as follows, reported in thousands of dollars except for per share amounts:

(unaudited) Period	Revenue	Gross Profit	Net Loss	Loss per Share (Basic and Fully Diluted)	Expenditures on Mineral Properties Expenditures on Exploration
F2007-Q1	1,331	401	(56)	($0.00)	3,207
F2007-Q2	854	253	(512)	($0.02)	2,514
F2007-Q3	766	98	(1,311)	($0.04)	2,355
F2007-Q4	1,102	378	(609)	($0.02)	4,039
F2007 Total	4,053	1,130	(2,488)	($0.08)	12,115
F2008-Q1	1,388	449	(481)	($0.01)	3,788
F2008-Q2	1,719	264	(605)	($0.02)	3,029
F2008-Q3	1,296	121	(1,401)	($0.04)	2,373
F2008-Q4	1,333	229	(1,481)	($0.04)	4,640
F2008 Total	5,736	1,063	(3,968)	($0.11)	13,830

The net losses in F2007-Q3, F2007Q4 and F2008-Q3 are each significantly affected by stock-based compensation expense recognitions of $2,076,000, $137,000 and $520,000 respectively. The net losses of each of F2007-Q3 and F2008-Q3 reflect costs associated with the Corporation’s annual awards of cash bonuses and incentive stock option grantings to its employees. The net loss for F2007-Q3 also reflects a net income tax recovery of $1,560,000 resulting from the impact of the recognition of a future income tax benefit arising from the renunciation of flow-through expenditures in the quarter and the resultant reversal of a future income tax asset valuation allowance. The reduced gross margins in F2008-Q2, F2008-Q3 and F2008-Q4 reflect the combination of the cost-share impact and cost increases realized under the Keno Hill contract. The net loss in F2008-Q4 reflects the increase in the future income tax valuation allowance arising from losses for tax purposes generated within the consulting group subsidiaries.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2008, the Corporation had cash and cash equivalents of $13,005,000 plus additional restricted cash of $1,260,000. The Corporation’s net working capital balance was $12,292,000.

The Corporation has no investments in asset backed commercial paper and faces no liquidity issues in any of its investments.

Cash used in operating activities was $4,112,000 for the year ended June 30, 2008, versus $3,029,000 in 2007. Cash used in investing activities was $13,282,000 for the year ended June 30, 2008 versus $11,925,000 in 2007, primarily in respect of expenditures on mineral properties and deferred exploration and related property, plant and equipment purchases, and with respect to Keno Hill in particular.

In December 2007, Final Close of the Keno Hill transaction was completed, and in full settlement of the balance recorded as other reclamation liability the amount of $10,000,000 previously recorded by the Corporation under restricted cash and deposits was vested to the purpose of forming an environmental trust whose capital is designated for contribution towards the cost of ultimate closure reclamation of the UKHM properties.

Cash inflows from financing activities totaled $8,768,000 for the year ended June 30, 2008, versus $24,824,000 in 2007, primarily arising from issuances of capital stock. Effective December 11, 2007, the Corporation issued by way of private placement 1,430,000 flow-through shares on a brokered basis and 70,000 flow-through shares on a non-brokered basis at $6.05 per share, for aggregate gross proceeds of $9,075,000. The shares issued on a non-brokered basis were subscribed for by directors and senior management of Alexco and individuals related to NovaGold. The agent to the private placement was paid a commission of 6% of the gross proceeds from the brokered offering and received broker’s warrants to acquire 85,800 non-flow-through shares at any time until December 11, 2008 at a price of $5.35 per share. Net cash proceeds from the issuance were $8,464,000 after issuance costs, and are being used by the Corporation primarily to finance its exploration and development programs in respect of its Keno Hill district properties and Bellekeno in particular.

The following table summarizes the current contractual obligations of the Corporation and associated payment requirements over the next five years and thereafter:

Contractual Obligations	Payments Due by Period
(expressed in thousands of dollars)
	Total	Less than 1 yr	1 – 3 yrs	4 – 5 yrs	After 5 yrs
Operating leases	$2,598	$383	$776	$674	$765
Asset retirement obligation
(discounted basis)	814	100	99	77	538
Total	$3,412	$483	$875	$751	$1,303

In addition to the above, as a consequence of its renunciation of exploration expenditures deductible for Canadian income tax purposes in respect of the flow-through shares issued during the 2007 calendar year, the Corporation remains committed as of June 30, 2008 to incur further renounceable exploration expenditures totaling $4,004,000 by December 31, 2008.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

The Corporation currently has sufficient working capital to complete its flow-through exploration expenditure commitment and service the working capital requirements of its consulting services business. However, to continue the long-term exploration and development of its mineral properties and bring any of them into commercial production, or to execute material exploration and development activities in calendar 2009, the Corporation will require additional capital. The Corporation has historically obtained its main source of funding from equity issuances. There can be no assurance of continued access to capital, including equity funding, in the future, and an inability to secure such funding may require the Corporation to substantially curtail and defer its planned exploration activities.

SHARE DATA

As at the date of this MD&A, the Corporation has 35,831,014 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 3,431,100 and 1,970,489 common shares respectively. As well, a further 64,412 common shares are potentially issuable over the next four years under a bonus share incentive plan based on achievement of certain business unit earnings targets.

USE OF FINANCIAL INSTRUMENTS

The majority of the Corporation’s cash and cash equivalents at June 30, 2008 were held in the form of bankers’ acceptances, with the balance held in the form of demand deposits. The Corporation’s restricted cash and deposits were held in the form of term deposits. The Corporation’s only other financial instruments were its trade and other accounts receivable and its accounts payable and accrued liabilities.

All bankers’ acceptances held at June 30, 2008 carried initial maturity periods of three months or less. They are included in cash and cash equivalents and classified as held for trading, and their fair values have been estimated by the Corporation by making reference to published yields for such instruments. All term deposits held at June 30, 2008 are included in long term restricted cash, though as individual financial instruments carried initial maturity periods of one year or less. They have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. Given their short term nature and low investment risk, the Corporation estimates that the carrying amounts of the term deposits approximate their fair values. The Corporation holds no derivative instruments, and has not employed any hedging activities.

Substantially all of the Corporation’s cash and cash equivalents and term deposits are held with major financial institutions in Canada such that the exposure to credit risk is considered insignificant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables, and the Corporation’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. The Corporation considers the risk of loss to be significantly mitigated due to the financial strength of the Corporation’s major customers, which include government organizations as well as substantial corporate entities.

The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Should the Corporation be successful in its efforts to increase the consulting services provided in the US market, its exposure to exchange rate risk would accordingly be increased.

OFF-BALANCE SHEET ARRANGEMENTS

The Corporation has no off-balance sheet arrangements.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

RELATED PARTY TRANSACTIONS

During the year ended June 30, 2008, the Corporation incurred technical service fees with NovaGold totaling $696,000 (2007 – $946,000), which have been capitalized to mineral properties and deferred exploration costs. NovaGold is related as it is a shareholder with significant influence over the Corporation. A total of 1,048,500 of the units issued on a non-brokered basis in the Corporation’s December 21, 2006 offering were subscribed for by NovaGold. NovaGold also held a right to back in to the Corporation’s Brewery Creek property, which right it permitted to expire during the year ended June 30, 2008. As at June 30, 2008, accounts payable and accrued liabilities include $58,000 (2007 – $91,000) due to NovaGold.

With respect to the Corporation’s December 11, 2007 financing, the shares issued on a non-brokered basis were subscribed for by directors and senior management of the Corporation and individuals related to NovaGold.

During the year ended June 30, 2007, the Corporation recorded $273,000 in contractors expenses and the purchase of mobile equipment from Asset Liability Management Group ULC (“ALM”), a company related to one director and one officer of the Corporation. There were no transactions with ALM during the year ended June 30, 2008.

The Corporation also incurred $97,000 during the year for rent of office space (2007 – $83,000) under an agreement with Access Field Services, a company owned by certain officers of the Corporation’s subsidiary Access. At June 30, 2008, accounts payable and accrued liabilities include $nil due to Access Field Services (June 30, 2007 – $nil).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

CRITICAL ACCOUNTING ESTIMATES

The critical accounting estimates used in preparing the Corporation’s financial statements are listed below.

Mineral Properties and Related Deferred Costs

The Corporation records its interests in mineral properties at cost. Exploration expenditures relating to mineral properties that the Corporation has acquired, or has the right to acquire, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed.

Management of the Corporation reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to significant risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows to be generated from its properties.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Asset Retirement Obligations

The Corporation’s asset retirement obligations (“ARO”) relate to expected reclamation and closure activities at its mineral properties. The ARO is accreted to full value over time through periodic accretion charges. Evaluations of the ARO at each mineral property are based on formal reviews which are conducted annually at a minimum and otherwise upon the occurrence of significant new events or changes in circumstances. The Corporation prepares estimates of the timing and amount of expected cash flows associated with its ARO, retaining independent advisors where considered appropriate. The carrying amount of its ARO is measured by discounting the expected cash flows using an appropriate interest rate.

At June 30, 2008, the Corporation’s only material ARO relates to reclamation and closure activities at the Brewery Creek property. These activities include site reclamation and facilities removal, and post-closure monitoring. Approximately two thirds of the Brewery Creek ARO costs pertain to post-closure monitoring expected to span roughly the next ten years, with the balance pertaining to site reclamation and facilities removal expected to be completed within the next two years. The Corporation has determined the Brewery Creek ARO based on an evaluation report prepared by independent advisors. In accordance with Canadian GAAP, the Corporation has used the various classifications of probability within that report to determine the fair value of the ARO. The report included identification of additional contingent mitigation measures that might potentially be required, assessing the likelihood of such measures being required as “possible”, “unlikely” or “very unlikely”. The ARO recorded in respect of Brewery Creek at June 30, 2008 of $814,000 sufficiently provides for all planned activities plus all contingent mitigation measures with an assessed likelihood of “possible” and “unlikely”. In the highly unlikely event that all identified contingent mitigation measures should be required, including those with an assessed likelihood of “very unlikely”, this Brewery Creek ARO would need to be increased to approximately $2.4 million.

Management’s determination of the Corporation’s ARO is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. The making of such evaluations and estimates is subject to significant inherent uncertainty. The future cash flows required to settle the Corporation’s ARO may therefore vary materially from those anticipated by the ARO currently recognized in its balance sheet, and periodic re-evaluations of that ARO may result in material changes to its balance.

During its 2006 and 2007 fiscal years, the Corporation recorded gains from the re-evaluation of the Brewery Creek ARO of $182,000 and $88,000 respectively. These gains arose partially from changes in the estimated future cash flows required to settle the ARO, and partially from realization of efficiencies from conducting reclamation activities using internal resources when under Canadian GAAP the ARO must be estimated based on third party contractor costs. The Corporation has not recorded any re-evaluation gains or losses in respect of its ARO for the year ended June 30, 2008.

Intangible Assets

Intangible assets are recorded at cost less accumulated amortization. Amortization for patents is calculated on a straight-line basis over their estimated useful lives. The Corporation assesses the recoverability of definite life intangible assets if there are indications of impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. When the carrying value of an intangible asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Goodwill

Goodwill, which arose on the acquisition of Access in 2006, represents a combination of the assembled workforce and the potential benefits of management expertise and experience related to the Keno Hill project. Goodwill is not amortized. The Corporation evaluates impairment, on at least an annual basis and otherwise where events may indicate impairment, by comparing the estimated fair value of the reporting units to which goodwill was allocated to their carrying amounts.

Stock Options and Warrants

The Corporation accounts for stock options at fair value. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. Warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model. Determining the inputs required for option pricing models requires highly subjective assumptions including the expected price volatility and the expected life of the option or warrant. Changes in these subjective inputs can materially affect the result, and therefore any such model does not necessarily provide a reliable single measure of fair value.

Future Income Taxes

The Corporation uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is estimated and recorded.

CHANGES IN AND INITIAL ADOPTION OF ACCOUNTING POLICIES

Under Canadian GAAP, the Corporation has been required to adopt certain new and revised accounting standards for interim and annual financial statements relating to its 2008 fiscal year commencing July 1, 2007, pertaining to accounting changes and to financial instruments.

Accounting Changes

Under revised Section 1506, “Accounting Changes”, of the Canadian Institute of Chartered Accountants (“CICA”) Accounting Handbook, an accounting policy can be changed only if the change is required by a primary source of Canadian GAAP, or voluntarily if it results in the financial statements providing information that is both reliable and more relevant. Changes in accounting policies are accounted for in accordance with the specified transitional provisions where required by a primary source of Canadian GAAP, and through retrospective application if there are no transitional provisions or the change is voluntary. Disclosure is required to be made of the nature of changes in accounting policies, the adjustments made to the current and prior periods, and when voluntary the reasons for making the change. Changes in accounting estimates are to be recognized prospectively, and disclosure is required to be made of the nature and amount of such changes. Material prior period errors are to be corrected retrospectively in the first set of financial statements completed after their discovery, and disclosure is required to be made of the nature and amount of such corrected errors. The Corporation has made no voluntary changes in its accounting policies since the adoption of this revised standard.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Financial Instruments

New CICA Accounting Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based measures are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. New CICA Accounting Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, specifies the disclosure and presentation standards applicable to financial instruments. The specific policy determinations made by the Corporation upon adoption of these standards are summarized in note 2(n) to the 2008 consolidated financial statements. The adoption of these standards have not required any adjustment to the Corporation’s financial statements as the carrying amounts of all financial instruments as at the beginning of the 2008 fiscal year approximated their fair values and accordingly were not remeasured.

Hedges

New CICA Accounting Handbook Section 3865, “Hedges”, is applicable when an entity chooses to designate a hedging relationship for accounting purposes. It specifies how hedge accounting is applied and what disclosures are necessary when it is applied. The adoption of this standard has had no present impact as the Corporation has not employed hedge accounting in either the 2007 or 2008 fiscal periods.

Comprehensive Income

New CICA Accounting Handbook Section 1530, “Comprehensive Income”, requires the presentation of a statement of comprehensive income and its components. Comprehensive income is the change in net assets during a period from transactions and other events and circumstances from non-owner sources, and includes both net earnings and other comprehensive income. Other comprehensive income comprises all revenues, expenses, gains and losses that are included in comprehensive income but are not recognized in net earnings, such as those resulting from changes in the fair value of financial assets classified as available for sale.

The Corporation has not adopted any accounting policies during this 2008 fiscal year where the adoption was voluntary or did not result from new or revised accounting standards.

The Corporation will be required to adopt the following new accounting standards under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2008.

Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed and requires the following disclosures:

(A)	qualitative information about the entity’s objectives, policies and processes for managing capital;
(B)	summary quantitative data about what it manages as capital;
(C)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
(D)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Corporation is still assessing the impact of the adoption of this standard.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, replace existing Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments to the entity’s financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. The Corporation is still assessing the impact of the adoption of this standard.

Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard is not expected to have a material impact on the Corporation’s financial statements as it has held no significant inventories in the past and does not anticipate holding any in the period of initial application.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2009, the Corporation will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Corporation has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

Furthermore, under a pronouncement issued by the Canadian Accounting Standards Board in February 2008, effective for its 2012 fiscal year the Corporation will be required to adopt International Financial Reporting Standards in replacement of Canadian GAAP, including restatement of amounts reported for comparative purposes. However, on June 27, 2008, the Canadian Securities Administrators (CSA) issued Staff Notice 52-321, “Early adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS — IASB”. This notice provided an update to the market on the CSA staff’s views relating to IFRS, including the confirmation that domestic Canadian issuers that are also registrants with the SEC in the United States should be entitled to continue to use US GAAP. Management has commenced a process of assessing the costs and benefits of a potential IFRS conversion consistent with other Canadian issuers, and expects to have developed a change-over plan no later than the end of its 2009 fiscal year.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Corporation’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Corporation’s disclosure controls and procedures. Based upon the results of that evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Corporation in reports it files under applicable securities legislation is recorded, processed, summarized and reported within the appropriate time periods and forms specified in those rules.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Internal Controls Over Financial Reporting

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at June 30, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at June 30, 2008.

The effectiveness of Alexco’s internal control over financial reporting as at June 30, 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditors.

There has been no change in the Corporation’s internal control over financial reporting during the Corporation’s year ended June 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

RISK FACTORS

The following are major risk factors management has identified which relate to the Corporation’s business activities. Such risk factors could materially affect the Corporation’s future financial results, and could cause events to differ materially from those described in forward-looking statements relating to the Corporation. Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Corporation’s business and operations.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. With respect to the Corporation’s properties, should any ore reserves exist, substantial expenditures will be required to confirm ore reserves which are sufficient to commercially mine, and to obtain the required environmental approvals and permitting required to commence commercial operations.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Should any mineral resource be defined on such properties there can be no assurance that the mineral resource on such properties can be commercially mined or that the metallurgical processing will produce economically viable and saleable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or technical studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of appropriate technical studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) market prices for the minerals to be produced; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.

The ability of the Corporation to sell, and profit from the sale of any eventual production from any of the Corporation’s properties will be subject to the prevailing conditions in the marketplace at the time of sale. Many of these factors are beyond the control of the Corporation and therefore represent a market risk which could impact the long term viability of the Corporation and its operations.

Keno Hill District

While the Corporation has conducted exploration activities in the Keno Hill district, further review of historical records and additional exploration and geological testing will be required to determine whether any of the mineral deposits it contains are economically recoverable. There is no assurance that such exploration and testing will result in favourable results. The history of the Keno Hill district has been one of fluctuating fortunes, with new technologies and concepts reviving the district numerous times from probable closure until 1989, when it did ultimately close down for a variety of economic and technical reasons. Many or all of these economic and technical issues will need to be addressed prior to the commencement of any future production on the Keno Hill properties.

Under the terms of the Subsidiary Agreement, ERDC is responsible for carrying out the environmental care and maintenance of the UKHM properties during the period required to develop and obtain acceptance and regulatory approval for the Keno Hill district closure reclamation plan, for a fixed annual fee that reduces by 15% each year until all site specific care and maintenance activities have been replaced by final reclamation activities. The Corporation could incur significant costs while undertaking such care and maintenance activities, should it take a longer period than anticipated to obtain acceptance and approval for the closure reclamation plan and commence reclamation activities.

Environmental Consulting Services

A material decline in the level of activity or reduction in industry willingness to spend capital on mine reclamation, remediation or environmental services could adversely affect demand for the Corporation’s services. Likewise, a material change in mining product commodity prices, the ability of mining companies to raise capital or changes in domestic or international political, regulatory and economic conditions could adversely affect demand for the Corporation’s services.

Two of the Corporation’s customers, including the Government of Yukon, accounted for a combined 58% of revenues in 2008 (45% in 2007). The loss of, or a significant reduction in the volume of business conducted with, either or both of these customers could have a significant detrimental effect on the Corporation’s environmental consulting services business.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

The patents which the Corporation owns or has access to or other proprietary technology may not prevent the Corporation’s competitors from developing substantially similar technology, which may reduce the Corporation’s competitive advantage. Similarly, the loss of access of any of such patents or other proprietary technology or claims from third parties that such patents or other proprietary technology infringe upon proprietary rights which they may claim or hold would be detrimental to the Corporation’s reclamation and remediation business.

The Corporation may not be able to keep pace with continual and rapid technological developments that characterize the market for the Corporation’s mine reclamation and remediation services and the Corporation’s failure to do so may result in a loss of its market share. Similarly, changes in existing regulations relating to mine reclamation and remediation activities could require the Corporation to change the way it conducts its business.

Environmental Risks and Other Regulatory Requirements

The current or future operations of the Corporation, including development activities, commencement of production on its properties and activities associated with the Corporation’s mine reclamation and remediation business, require permits or licenses from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities and in mine reclamation and remediation activities generally experience increased costs and delays as a result of the need to comply with the applicable laws, regulations and permits. There can be no assurance that all permits which the Corporation may require for the conduct of its operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any project which the Corporation might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in mine reclamation and remediation activities may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies and mine reclamation and remediation activities, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Potential Profitability of Mineral Properties Depends Upon Factors Beyond the Control of the Corporation

The potential profitability of mineral properties is dependent upon many factors beyond the Corporation’s control. For instance, world prices of and markets for gold and silver are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Corporation cannot predict and are beyond the Corporation’s

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of the Corporation.

First Nation Rights and Title

First Nation land claims in Yukon Territory remain the subject of active debate and litigation. The Keno Hill project lies within the traditional territory of the First Nation of Na-Cho Nyak Dun. There can be no guarantee that the nature of land claims in Yukon Territory will not create delays in project approval, unexpected interruptions in project progress or result in additional costs to advance the project.

Title to Mineral Properties

The acquisition of title to mineral properties is a complicated and uncertain process. The properties may be subject to prior unregistered agreements of transfer or land claims, and title may be affected by undetected defects. The Corporation has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Corporation has made efforts to ensure that legal title to its properties is properly recorded in the name of the Corporation, there can be no assurance that such title will ultimately be secured.

Capitalization and Commercial Viability

The Corporation will require additional funds to further explore, develop and mine its properties. The Corporation has limited financial resources, and there is no assurance that additional funding will be available to the Corporation to carry out the completion of all proposed activities, for additional exploration or for the substantial capital that is typically required in order to place a property into commercial production. Although the Corporation has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Corporation will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Management’s Responsibility for Financial Reporting

To the Shareholders of Alexco Resource Corp.

The accompanying consolidated financial statements of the Corporation were prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in the notes to these financial statements. Management is responsible for preparation and presentation of the consolidated financial statements, Management’s Discussion & Analysis (“MD&A”) and all other information in the Annual Report. All financial and operating data in the Annual Report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of accounting and control is maintained in order to provide reasonable assurance that the assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. The system includes established policies and procedures, the selection and training of qualified persons, and an organization providing for the appropriate delegation of authority and segregation of responsibilities for a Corporation of the size of Alexco Resource Corp.

The Board of Directors, based on recommendations from its Audit Committee, reviews and approves the consolidated financial statements, MD&A and all other financial information contained in the Annual Report. The Audit Committee meets with management and the Corporation’s independent auditors to ensure that management is performing its responsibility to maintain financial controls and systems and to make recommendations to the Board of Directors for approval of all financial information released to the public. The Audit Committee also meets with the independent auditors to discuss the scope and the results of the audit and the audit report prior to submitting the consolidated financial statements to the Board of Directors for approval.

The Corporation’s independent auditors for 2008 and 2007 have been PricewaterhouseCoopers LLP, Chartered Accountants. An integrated audit of the Corporation’s consolidated financial statements for 2008 and internal control over financial reporting as at June 30, 2008 has been completed by PricewaterhouseCoopers LLP in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). An audit of the Corporation’s consolidated financial statements for 2007 has been completed by PricewaterhouseCoopers LLP in accordance with Canadian generally accepted auditing standards. The auditors’ report to the shareholders of the Corporation outlines the scope of their audits and their opinions on these consolidated financial statements for 2008 and 2007 and internal control over financial reporting as at June 30, 2008.

September 26, 2008

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Management’s Report on Internal Control over Financial Reporting

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to and dispositions of Alexco’s assets;

(ii)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at June 30, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at June 30, 2008.

The effectiveness of Alexco’s internal control over financial reporting as at June 30, 2008 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in their report which appears on the following page.

September 26, 2008

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Auditors’ Report

To the Shareholders of Alexco Resource Corp.

We have completed an integrated audit of Alexco Resource Corp.’s 2008 consolidated financial statements and of its internal control over financial reporting as at June 30, 2008 and an audit of its 2007 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Alexco Resource Corp as at June 30, 2008 and June 30, 2007, and the related consolidated statements of operations, comprehensive loss and deficit and the consolidated statement of cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company’s financial statements as at June 30, 2008 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements as at June 30, 2007 and for the year then ended in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and June 30, 2007 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal Control over Financial Reporting

We have also audited Alexco Resource Corp’s internal control over financial reporting as at June 30, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at June 30, 2008 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

PricewaterhouseCoopers LLP
Chartered Accountants

September 26, 2008

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate and independent legal entity.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Consolidated Balance Sheets
As at June 30

(expressed in thousands of dollars)	2008	2007

ASSETS

Current Assets
Cash and cash equivalents	$13,005	$21,631
Restricted cash and deposits	-	302
Accounts and other receivable	1,956	1,705
Income taxes receivable	32	-
Prepaid expenses and other current assets	478	293
	15,471	23,931

Restricted Cash and Deposits (see notes 7 and 8)	1,260	12,002
Property, Plant and Equipment (see note 4)	4,109	1,274
Mineral Properties and Deferred Exploration Costs (see note 5)	41,849	28,166
Intangible Assets (see note 6)	2,862	3,510
Goodwill (see note 2(g))	917	917

	$66,468	$69,800

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$3,179	$2,632
Income taxes payable	-	168
	3,179	2,800

Other Reclamation Liability (see note 7)	-	9,284
Asset Retirement Obligation (see note 8)	814	983
Future Income Tax Liabilities (see note 12)	4,721	2,755

	8,714	15,822

Shareholders’ Equity (see note 9)	57,754	53,978

	$66,468	$69,800

Commitments (see notes 5(a) and 14)
Subsequent Event (see note 5(b))

Approved on Behalf of the Board of Directors

Michael Winn, Director	David Searle, Director

The accompanying notes are an integral part of these consolidated financial statements.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Consolidated Statements of Operations, Comprehensive Loss and Deficit
For the Years Ended June 30

(expressed in thousands of dollars, except per share and share amounts)	2008	2007

Consulting Revenue	$5,736	$4,053

Consulting Costs	4,673	2,923

Gross Profit	1,063	1,130

Expenses
Accretion of asset retirement obligation	37	48
Amortization of property, plant and equipment	376	224
Amortization of intangible assets	648	373
Business development and investor relations	693	443
Foreign exchange loss (gain)	2	(9)
Gain from re-estimation of asset retirement obligation	-	(88)
Office and miscellaneous	946	846
Professional fees	858	692
Regulatory fees	174	87
Salaries and contractors and stock-based compensation (see note 11)	3,036	3,857
Travel	160	377
Write-down of property, plant and equipment	68	39
	6,998	6,889

Loss Before Other Income	(5,935)	(5,759)

Other Income
Interest income	986	1,275

Loss Before Provision for Taxes	(4,949)	(4,484)

Recovery of (Provision for) Taxes (see note 12)

Current	187	(212)
Future	794	2,208

Net Loss and Comprehensive Loss	$(3,968)	$(2,488)

Deficit – Beginning of Year	$(5,885)	$(3,397)

Net Loss	(3,968)	(2,488)

Deficit – End of Year	$(9,853)	$(5,885)

Loss Per Share – Basic and Diluted (see note 13)	$(0.11)	$(0.08)

Weighted Average Number of Shares Outstanding (in thousands of shares)	35,086	31,193

The accompanying notes are an integral part of these consolidated financial statements.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Consolidated Statements of Cash Flows
For the Years Ended June 30

(expressed in thousands of dollars)	2008	2007

Cash Flows from Operating Activities
Net loss	$(3,968)	$(2,488)
Items not affecting cash from operations –
Accretion of asset retirement obligation	37	48
Amortization of property, plant and equipment	376	224
Amortization of intangible assets	648	373
Gain from re-estimation of asset retirement obligation	-	(88)
Stock-based compensation	748	2,213
Write-down of property, plant and equipment	68	39
Recovery of future income taxes	(794)	(2,208)

	(2,887)	(1,887)

Expenditures on asset retirement obligation	(206)	(186)
Changes in non-cash working capital balances related to operations –
Accounts and other receivable	(250)	(535)
Prepaid expenses and other current assets	(185)	(204)
Accounts payable and accrued liabilities	(384)	(320)
Income taxes payable and receivable	(200)	103

	(4,112)	(3,029)

Cash Flows from Investing Activities
Investment in mineral properties and deferred exploration costs	(11,027)	(10,231)
Purchase of property, plant and equipment	(3,299)	(1,163)
Decrease (increase) in restricted cash and deposits	1,044	(43)
Acquisition of patents	-	(488)
	(13,282)	(11,925)

Cash Flows from Financing Activities
Common shares and units issued under private placement	9,075	24,810
Issuance costs	(611)	(1,303)
Common shares issued on exercise of stock options	8	327
Common shares issued on exercise of warrants	296	990

	8,768	24,824

Net Cash Flows	(8,626)	9,870

Cash and Cash Equivalents – Beginning of Year	21,631	11,761

Cash and Cash Equivalents – End of Year	$13,005	$21,631

Supplemental Information (see note 16)

The accompanying notes are an integral part of these consolidated financial statements.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Notes to Consolidated Financial Statements
For the Years Ended June 30, 2008 and 2007

(figures in tables are expressed in thousands of dollars)

1. Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). Alexco conducts mineral exploration in Canada, primarily in Yukon Territory. Alexco also provides consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, both in Canada and the United States.

The Corporation is in the process of exploring its mineral properties and has not yet determined whether they contain mineral deposits that are economically recoverable. Furthermore, the acquisition of title to mineral properties is a complicated and uncertain process, and while the Corporation has taken steps in accordance with normal industry standards to verify its title to the mineral properties in which it has an interest, there can be no assurance that such title will ultimately be secured. The carrying amounts of mineral properties and deferred exploration costs are based on costs incurred to date, and do not necessarily represent present or future values.

2. Significant Accounting Policies

(a) Basis of Consolidation and Financial Statement Presentation

The consolidated accounts have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”) and include the accounts of the Corporation and its wholly owned subsidiaries, Alexco Resource Canada Corp. (formerly 650399 B.C. Ltd.), Elsa Reclamation & Development Company Ltd. (“ERDC”), Access Mining Consultants Ltd. (“Access”) and Alexco Resource U.S. Corp. All significant inter-company transactions and balances are eliminated on consolidation. Significant differences from accounting principles generally accepted in the United States (“US GAAP”) are described in note 19.

All amounts are reported and measured in Canadian dollars. Certain of the comparative figures have been reclassified to conform with the current period’s presentation format.

(b) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Significant areas requiring the use of management’s judgment include evaluating the carrying value and recoverability of property, plant and equipment, mineral properties, intangible assets and goodwill; determining amortization rates; estimating asset retirement obligations including future environmental obligations and site reclamation costs; estimating future income taxes; determining the value of stock-based compensation and securities issued for non-cash consideration; and allocating proceeds received from issuance of units to the component securities. The use of such judgment includes, but is not limited to, the estimations of mineral resources, future mineral prices and project capital, operating and reclamation costs. Actual results could differ materially, and such estimates may be subject to change in the future.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

(c) Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash.

(d) Property, Plant and Equipment

Property, plant and equipment are recorded at cost, including any directly attributable financing or interest costs, and amortization begins when the asset is substantially put into service. Amortization of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Furniture and office equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	Straight-line over the term of lease
Roads	5 years straight-line
Camp and other site infrastructure	10 years straight-line

Management reviews and evaluates the carrying amount of property, plant and equipment for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(e) Mineral Properties and Deferred Exploration Costs

Mineral property interests are recorded at cost, including any directly attributable financing or interest costs, and expenditures on exploration or mine development activities undertaken on mineral properties the Corporation has acquired, or has the right to acquire, are deferred, net of any directly attributable expenditure recoveries recognized such as exploration or investment tax credits. Mineral property acquisition costs include costs of both initially acquiring and subsequently maintaining title to mineral property interests, while deferred exploration costs include exploration and other activities and expenditures directed at identifying the resource potential of the mineral property interests and otherwise developing and assessing the feasibility of bringing them into production. Grassroots exploration expenditures, incurred prior to the Corporation acquiring or obtaining the right to acquire a mineral property, are expensed. The carrying amount of each mineral property, including deferred exploration costs, will be amortized against future production following commencement of commercial production, or written off if the property is allowed to lapse or is abandoned.

Management reviews and evaluates the carrying amount of each mineral property, including deferred exploration costs, for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the mineral property, an impairment loss is recognized and the property written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

(f) Intangible Assets

Intangible assets consist of customer relationships, backlog, rights to provide services and database assets acquired through business combinations, as well as acquired patents having definite lives, and are recorded at cost. All of the Corporation’s intangible assets have definite lives, and are amortized over their expected useful lives using the following methods:

Customer relationships	5 years straight-line
Backlog	1 year straight-line
Rights to provide services and database	4 years straight-line
Patents	Straight-line over remaining life

Management reviews and evaluates the carrying amount of definite life intangible assets for impairment when events or changes in circumstances indicate that such amount may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and the asset written down to fair value which is normally determined based on the discounted value of estimated future cash flows.

(g) Goodwill

Goodwill arose on the acquisition of Access in 2006, representing a combination of the value of the assembled workforce and the potential benefits of management expertise and experience to the Corporation’s mineral exploration activities in the Yukon’s Keno Hill district, and was assigned to the Corporation’s mineral properties segment.

Goodwill is not amortized. Management evaluates the carrying amount of goodwill for impairment on at least an annual basis, and more frequently if events or circumstances occur which indicate impairment is more likely than not to have arisen. To accomplish this, management compares the estimated fair value of each reporting unit to which goodwill has been allocated to the carrying amount of the unit. If the carrying amount of a reporting unit exceeds its fair value, management would compare the implied fair value of the goodwill to its carrying amount and any excess of the carrying amount over the fair value would be charged to operations.

(h) Asset Retirement Obligation

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site, are recognized and recorded as a liability at fair value at the time the asset is acquired or the event occurs giving rise to such an obligation, with fair value measured by discounting the estimated cash flows required to fulfill such obligations using an appropriate interest rate. The liability is accreted over time through periodic charges to earnings. The corresponding asset retirement cost is capitalized into the asset’s carrying value and is amortized over the asset’s useful life in accordance with the Corporation’s capital asset amortization policies. Estimates of the timing and amount of undiscounted cash flows required to fulfill asset retirement obligations are updated periodically to reflect significant changes in facts and circumstances, and the obligation is remeasured to incorporate any resulting change in its fair value. The capitalized asset retirement cost is correspondingly increased or decreased by the amount of remeasurement, and if reduced to nil then any further reduction is taken into income as a re-estimation gain.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

(i) Revenue Recognition

Revenue from all consulting services is recognized under the proportional performance method based on an output appropriate to the particular service contract, such as provision of billable hours or performance of agreed service deliverables. Where the Corporation commits to provide service deliverables under a fixed price contract, estimated costs remaining to complete the contract are regularly reviewed and full provision is made immediately for any anticipated loss. Recognition of all revenue is subject to the provision that ultimate collection be reasonably assured at the time of recognition.

(j) Stock-Based Compensation

The Corporation accounts for stock-based compensation at fair value. Compensation expense for options granted is determined based on the estimated fair value of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options using the graded vesting attribution method and is capitalized to mineral properties and deferred exploration costs for grants to individuals working directly on mineral projects. The effects of actual forfeitures of unvested options are recognized as they occur. Consideration paid on exercise of options is credited to share capital.

(k) Income Taxes

The Corporation follows the asset and liability method of tax allocation accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantial enactment. The amount of future income tax assets recognized is limited to the amount that is estimated as more likely than not to be realized.

(l) Translation of Foreign Currencies

The Corporation’s functional currency is the Canadian dollar. Transactions in foreign currencies are translated into Canadian dollars at either actual or estimated exchange rates in effect on the transaction date. Monetary assets and liabilities expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income. Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into the Corporation’s primary functional currency using the temporal method.

(m) Earnings or Loss Per Share

Earnings or loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The Corporation follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the weighted average market price during the period.

(n) Financial Instruments

Financial assets, financial liabilities and non-financial derivative contracts are initially recognized at fair value on the balance sheet when the Corporation becomes a party to their contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification. The Corporation’s cash and cash equivalents are classified as held for trading and thus are recorded at fair value on the balance sheet, with

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

changes in the fair value of these instruments reflected in net earnings. Investments, including term deposits not included in cash equivalents, with fixed or determinable payments and fixed maturity and which the Corporation has the intention and ability to hold to maturity are classified as held to maturity and thus are recorded at amortized cost using the effective interest method. All other financial assets except receivables are classified as available for sale and thus are recorded at fair value on the balance sheet, with changes in the fair value of these instruments reflected in other comprehensive income. Receivables and all financial liabilities are recorded at amortized cost. Transaction costs incurred to acquire financial instruments other than those classified as held for trading are added to the initial carrying amount. Regular-way purchases and sales of financial assets are accounted for on the trade date.

3. Accounting Policy Changes

(a) Recently-Adopted Accounting Policy Changes

As required under Canadian GAAP, the following new and revised accounting standards have been adopted by the Corporation for its financial statements relating to its fiscal year commencing July 1, 2007:

(i) Accounting Changes

Under revised Section 1506, “Accounting Changes”, of the Canadian Institute of Chartered Accountants (“CICA”) Accounting Handbook, an accounting policy can be changed only if the change is required by a primary source of Canadian GAAP, or voluntarily if it results in the financial statements providing information that is both reliable and more relevant. Changes in accounting policies are accounted for in accordance with the specified transitional provisions where required by a primary source of Canadian GAAP, and through retrospective application if there are no transitional provisions or the change is voluntary. Disclosure is required to be made of the nature of changes in accounting policies, the adjustments made to the current and prior periods, and when voluntary the reasons for making the change. Changes in accounting estimates are to be recognized prospectively, and disclosure is required to be made of the nature and amount of such changes. Material prior period errors are to be corrected retrospectively in the first set of financial statements completed after their discovery, and disclosure is required to be made of the nature and amount of such corrected errors. The Corporation has made no voluntary changes in its accounting policies since the adoption of this revised standard.

(ii) Financial Instruments

New CICA Accounting Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and whether fair value or cost-based measures are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. New CICA Accounting Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, specifies the disclosure and presentation standards applicable to financial instruments. The specific policy determinations made by the Corporation upon adoption of these standards are summarized in note 2(n). The adoption of these standards have not required any adjustment to the Corporation’s financial statements as the carrying amounts of all financial instruments as at the beginning of the 2008 fiscal year approximated their fair values and accordingly were not remeasured.

(iii) Hedges

New CICA Accounting Handbook Section 3865, “Hedges”, is applicable when an entity chooses to designate a hedging relationship for accounting purposes. It specifies how hedge accounting is applied and what disclosures are necessary when it is applied. The adoption of this standard has had no present impact as the Corporation has not employed hedge accounting in either the 2007 or 2008 fiscal periods.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

(iv) Comprehensive Income

New CICA Accounting Handbook Section 1530, “Comprehensive Income”, requires the presentation of a statement of comprehensive income and its components. Comprehensive income is the change in net assets during a period from transactions and other events and circumstances from non-owner sources, and includes both net earnings and other comprehensive income. Other comprehensive income comprises all revenues, expenses, gains and losses that are included in comprehensive income but are not recognized in net earnings, such as those resulting from changes in the fair value of financial assets classified as available for sale.

(b) Future Accounting Policy Changes

The Corporation will be required to adopt the following new accounting standards under Canadian GAAP for interim and annual financial statements relating to its fiscal year commencing July 1, 2008:

(i) Capital Disclosures

New CICA Accounting Handbook Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed and requires the following disclosures:

(A)	qualitative information about the entity’s objectives, policies and processes for managing capital;

(B)	summary quantitative data about what it manages as capital;

(C)	whether during the period it complied with any externally imposed capital requirements to which it is subject; and

(D)	when it has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Corporation is still assessing the impact of the adoption of this standard.

(ii) Financial Instruments

New CICA Accounting Handbook Sections 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”, replace existing Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements. The revised and enhanced disclosure requirements are intended to enable users to evaluate the significance of financial instruments to the entity’s financial position and performance, and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date and how the entity manages those risks. The Corporation is still assessing the impact of the adoption of this standard.

(iii) Inventories

New CICA Accounting Handbook Section 3031, “Inventories”, prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. The adoption of this standard is not expected to have a material impact on the Corporation’s financial statements as it has held no significant inventories in the past and does not anticipate holding any in the period of initial application.

For interim and annual financial statements relating to its fiscal year commencing July 1, 2009, the Corporation will be required to adopt new CICA Accounting Handbook Section 3064, “Goodwill and Intangible Assets”, replacing existing Handbook Section 3062 “Goodwill and Other Intangible Assets”. Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The Corporation has not yet determined the effect if any that the adoption of this new standard will have on its financial statements.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

4. Property, Plant and Equipment

		Accumulated
	Cost	Amortization	2008 Net
Camp, roads and other site infrastructure	$2,632	$284	$2,348
Heavy machinery and equipment	1,619	428	1,191
Leasehold improvements	436	99	337
Furniture and office equipment	162	38	124
Computer hardware and software	299	190	109
	$5,148	$1,039	$4,109

		Accumulated
	Cost	Amortization	2007 Net
Heavy machinery and equipment	$1,057	$127	$930
Leasehold improvements	258	66	192
Furniture and office equipment	109	14	95
Computer hardware and software	101	44	57
	$1,525	$251	$1,274

During the year ended June 30, 2008, the Corporation recorded total amortization of property, plant and equipment of $809,000 (2007 – $224,000), of which $433,000 (2007 – $nil) was related to property, plant and equipment used in exploration activities and has been capitalized to deferred exploration costs. The balance of $376,000 (2007 – $224,000) has been charged to income.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

5. Mineral Properties and Deferred Exploration Costs

				Expenditures
		Expenditures		(Recoveries)
	June 30	Incurred	June 30	Incurred	June 30
	2006	In the Year	2007	In the Year	2008

Acquisition Costs
Keno Hill District	$8,644	$1,671	$10,315	$808	$11,123
McQuesten	1,111	20	1,131	672	1,803
Brewery Creek	1,889	-	1,889	-	1,889
Other	98	-	98	-	98

	11,742	1,691	13,433	1,480	14,913

Deferred Exploration Costs
Keno Hill District	3,389	10,433	13,822	12,402	26,224
McQuesten	74	13	87	(3)	84
Brewery Creek	684	47	731	(192)	539
Other	15	78	93	(4)	89

	4,162	10,571	14,733	12,203	26,936

Total	$15,904	$12,262	$28,166	$13,683	$41,849

(a) Keno Hill District

On February 10, 2006, the Corporation announced that it had assigned to its wholly owned subsidiary, ERDC, its interest in an agreement (“the Purchase Agreement”) with the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) to purchase the assets of UKHM comprised of mineral property interests and property, plant and equipment located in Yukon Territory’s Keno Hill district.

Under the Purchase Agreement, an “Initial Closing” was effected April 18, 2006, and ownership and title to the UKHM assets passed to ERDC on “Final Closing” which was set to occur 10 business days following receipt by ERDC of a water license for the purpose of conducting environmental care and maintenance activities in the district. Following issuance of the water license, Final Closing was completed in December, 2007.

As a condition of the Purchase Agreement, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Sub-Agreement”), under which the Government of Canada has indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing condition of the UKHM properties. The Sub-Agreement also provided ERDC access to the UKHM properties to conduct exploration activities during the period between Initial and Final Closing. Pursuant to the Sub-Agreement, at Initial Close ERDC deposited $10,000,000 into a trust account, which upon Final Closing and for the benefit of the Government of Canada vested to the purpose of forming an environmental trust whose capital is designated for contribution towards the cost of ultimate closure reclamation of the UKHM properties. The payment of the $10,000,000 formed part of the consideration paid by ERDC to acquire the UKHM assets and has been accounted for as part of mineral property acquisition costs. On Initial Closing, the Corporation recognized acquisition costs of $8,085,000, offset by recognition of an amount for other reclamation liability (see note 7), and representing the $10,000,000 due at the estimated time of Final Closing discounted at 8%.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Accretion of this liability was subsequently capitalized to mineral properties such that on Final Closing the full $10,000,000 was reflected in acquisition costs. Under the Sub-Agreement, ERDC may bring any mine into production on the UKHM properties by designating a production unit from the mineral property interests relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

In addition, the Sub-Agreement details the basis under which ERDC is retained through the Government of Yukon as a paid contractor responsible for the environmental care and maintenance and ultimate closure reclamation of the UKHM properties, both prior to Final Closing and continuing thereafter. It provides that ERDC is responsible for the development of the ultimate closure reclamation plan for fees of 65% of agreed scheduled rates, and this plan development is currently ongoing. Upon acceptance and regulatory approval, the closure reclamation plan will be implemented by ERDC at full negotiated contractor rates. During the period required to develop the plan, ERDC is responsible for carrying out the environmental care and maintenance of the UKHM properties for a fixed annual fee adjusted each year for certain operating and inflationary factors. ERDC recognized 100% of the fee amount so determined during each contract year up to and including the year when Final Closing occurred. Pursuant to the Sub-Agreement, the portion of the annual fee amount so determined which is billable by ERDC will reduce by 15% each year until all site specific care and maintenance activities have been replaced by final reclamation activities; provided however that should a closure reclamation plan be prepared but not accepted and approved, the portion of annual fees billable by ERDC will revert to 85% until the Sub-Agreement is either amended or terminated. ERDC receives full contractor rates when retained by government to provide consulting services in the Keno Hill district outside the scope of the Sub-Agreement.

Also under the Sub-Agreement, ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the UKHM properties, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. A portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust.

The Sub-Agreement included a number of termination provisions which ceased to be applicable upon Final Closing, included provisions obliging ERDC to deposit $1.8 million into a separate reclamation trust if either ERDC in its discretion elected to terminate the Sub-Agreement or if ERDC, after using all commercially reasonable efforts, was unable to obtain a water license by the fourth anniversary of Initial Closing. With the occurrence of Final Closing, the Sub-Agreement can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Governments’ election should ERDC be declared in default under the Sub-Agreement. From the occurrence of Final Closing to the earlier of the date a mine is brought into commercial production on the UKHM properties and the date the active component of closure reclamation is completed, if ERDC should be declared in default, the Corporation will be required to deposit the sum of $6 million into the separate reclamation trust as a default fee.

During the year ended June 30, 2007, the Corporation acquired from a third party certain additional property interests in the Keno Hill district for consideration of $125,000 cash, the issuance of 56,657 common shares valued at $300,000 and the granting of a 1% net smelter return royalty in respect of the interests.

The Corporation’s holdings in the Keno Hill district are comprised of a number of properties, with the Bellekeno property being the most significant currently.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

(b) McQuesten

The McQuesten property is located in Yukon Territory adjacent to the Keno Hill district properties, and is 70% owned by the Corporation. In September 2007, the Corporation entered into an option agreement to acquire from a third party the remaining 30% interest and issued 140,000 common shares in consideration for the granting of the option, valued at $651,000. The Corporation can exercise the option by providing notice no later than September 20, 2008 of its intention to exercise and subsequently issuing 210,000 common shares plus granting a net smelter return royalty to the optionor ranging from 0.5% to 2%, varying amongst the claims comprising the property. The property is subject to a second net smelter return royalty of 2% which is subject to an annual advance royalty payment of $20,000 per year.

On September 20, 2008, the Corporation provided notice of its intention to exercise the option.

(c) Brewery Creek

The Corporation’s 100% owned Brewery Creek property is located in Yukon Territory. The Corporation had previously entered into a letter agreement with NovaGold Resources Inc. (“NovaGold”, see note 18(a)) granting NovaGold a back-in right to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project which comprise the Brewery Creek property.

During the year ended June 30, 2008, the Corporation provided NovaGold with a report on the results of its exploration expenditures in respect of the Brewery Creek property, thereby triggering NovaGold’s 60 day back-in right to acquire an interest in the property by paying $500,000 to the Corporation over a four year period and incurring $1,750,000 in respect of the property over a five year period. The 60 day back-in right expired with NovaGold not electing to exercise.

The Brewery Creek property is subject to two underlying royalty agreements with third parties. The first is a “sliding scale” royalty on the first 300,000 ounces of production from the Brewery Creek property, payable on quarterly gold production on the basis of a sliding scale ranging from USD$10 per ounce if the average gold price for the quarter is less than USD$350 per ounce up to USD$40 per ounce if the average gold price for the quarter is greater than USD$450 per ounce. As of the cessation of gold production at Brewery Creek prior to its acquisition by the Corporation, royalties under this agreement had already been paid on 278,484 ounces of gold production. The second royalty is a 5% net profits royalty (after recapture of pre-production expenditures) on profits from gold production at Brewery Creek.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

6. Intangible Assets

		Accumulated
	Cost	Amortization	2008 Net

Reclamation project - rights to provide services and database	$442	$133	$309
Backlog	41	41	-
Customer relationships	332	85	247
Patents	3,393	1,087	2,306

	$4,208	$1,346	$2,862

		Accumulated
	Cost	Amortization	2007 Net

Reclamation project - rights to provide services and database	$442	$23	$419
Backlog	41	10	31
Customer relationships	332	17	315
Patents	3,393	648	2,745

	$4,208	$698	$3,510

On February 16, 2007, the Corporation completed the acquisition from a third party of certain patent rights relating to mine reclamation and closure procedures. The aggregate consideration paid by the Corporation for the patent rights totaled $2,133,000, comprised of $443,000 in cash, 264,895 common shares issued from treasury and valued at $1,645,000, and acquisition related transaction costs totaling $45,000.

7. Other Reclamation Liability

	2008	2007
Other reclamation liability – beginning of year	$9,284	$8,234
Accretion	716	1,050
Settlement through security transfer on Final Closing	(10,000)	-
Other reclamation liability – end of year	$-	$9,284

As described in note 5(a), on Initial Close in 2006 ERDC deposited $10,000,000 into a trust account, with the intent that upon Final Closing and for the benefit of the Government of Canada they would vest to the purpose of forming an environmental trust whose capital was designated for contribution towards the cost of ultimate closure reclamation of the UKHM properties. The Corporation recorded at that time an amount of $8,085,000 as other reclamation liability, representing the $10,000,000 due at the estimated time of Final Closing discounted at 8%. Accretion of this liability was subsequently capitalized to mineral property acquisition costs, and interest earned on the deposited funds was included in interest income. The deposited funds were included in restricted cash and deposits under long term assets along with accumulated interest income thereon.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

The other reclamation liability was settled in full on Final Closing through the vesting of the deposited funds to the purpose described above, with the balance recorded under restricted cash and deposits reduced accordingly, and the excess accumulated interest on the deposited funds was released to the Corporation.

8. Asset Retirement Obligation

	2008	2007
Asset retirement obligation – beginning of year	$983	$1,209
Expenditures on asset retirement obligations	(206)	(186)
Change from re-estimation of required cash flows to settle	-	(88)
Accretion expense	37	48
Asset retirement obligation – end of year	$814	$983

The Corporation’s asset retirement obligation (“ARO”) consists of costs associated with reclamation and closure activities at the Brewery Creek property. These activities include costs for water treatment, land rehabilitation, ongoing care and maintenance and other costs.

The Corporation has provided reclamation security totaling $1,100,000 (2007 – $1,774,000) to the Government of Yukon in the form of a term deposit held under a safekeeping agreement, which funds are included in the Corporation’s restricted cash and deposits.

The total undiscounted amount of the estimated cash flows required to settle the asset retirement obligation is estimated to be $905,000 (2007 – $1,008,000), which expenditures are expected to be incurred within the next 10 years. In historically determining the carrying value of the asset retirement obligation, the Corporation has assumed a credit-adjusted risk-free discount rate of 4% per annum.

9. Shareholders’ Equity

Authorized share capital:
       Unlimited number of common shares, without par value

Components of shareholders’ equity:

	2008	2007

Share capital	$59,117	$52,201
Warrants (see note 10)	2,878	3,095
Stock options (see note 11)	5,120	4,567
Contributed surplus	492	-
Deficit	(9,853)	(5,885)

Shareholders’ equity	$57,754	$53,978

As a consequence of the adoption of new articles upon its continuation under the Business Corporations Act (British Columbia) (see note 1), the Corporation’s authorized capital no longer includes preferred shares.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

Changes in the components of shareholders’ equity during years ended June 30, 2008 and 2007 are summarized as follows:

	Weighted	Number of Shares
	Average Exercise	Issued or Issuable
	Price	on Exercise	Amount

Share Capital
Balance – June 30, 2006		28,189,192	$31,684
Issued under private placement,
net of issuance costs (see (a) below)		4,986,779	20,409
Issuance costs attributed to renunciation
of exploration expenditures (see (c) below)		-	(3,740)
Issued on exercise of warrants		447,403	1,415
Issued on exercise of stock options		151,500	488
Issued on patent acquisition (see note 6)		264,895	1,645
Issued for acquisition of mineral property
interest (see note 5(a))		56,657	300

Balance – June 30, 2007		34,096,426	52,201
Issued under private placement, net of
issuance costs (see (b) below)		1,500,000	8,590
Issuance costs attributed to renunciation
of exploration expenditures (see (c) below)		-	(2,723)
Issued on exercise of warrants		1,688	11
Issued on exercise of stock options		92,900	387
Issued for acquisition of mineral property
interest (see note 5(b))		140,000	651

Balance – June 30, 2008		35,831,014	$59,117

Warrants (see note 10)
Balance – June 30, 2006	$2.17	441,278	$422
Issued under private placement, net of
issuance costs (see (a) below)	$5.75	1,884,689	2,816
Broker’s warrants issued (see (a) below)	$5.00	229,663	282
Carrying amount of warrants exercised	$2.21	(447,403)	(425)

Balance – June 30, 2007	$5.67	2,108,227	3,095
Broker’s warrants issued (see (b) below)	$5.35	85,800	57
Carrying amount of warrants exercised	$5.00	(1,688)	(2)
Carrying amount of warrants expired	$5.00	(221,850)	(272)

Balance – June 30, 2008	$5.73	1,970,489	$2,878

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

	Weighted	Number of Shares
	Average Exercise	Issued or Issuable
	Price	on Exercise	Amount

Stock Options (see note 11)
Balance – June 30, 2006	$1.96	2,345,000	$2,206
Stock options granted	$5.20	1,137,500	-
Compensation expense recognized	-	-	2,522
Carrying amount of options exercised	$2.16	(151,500)	(161)

Balance – June 30, 2007	$3.06	3,331,000	4,567
Stock options granted	$4.71	397,500	-
Compensation expense recognized	-	-	865
Carrying amount of options exercised	$3.18	(92,900)	(92)
Carrying amount of options forfeited or expired	$5.23	(94,500)	(220)

Balance – June 30, 2008	$3.19	3,541,100	$5,120

Contributed Surplus
Balance – June 30, 2007 and 2006			$-
Carrying amount of warrants expired			272
Carrying amount of options forfeited or expired			220

Balance – June 30, 2008			$492

(a)

Effective December 21, 2006, the Corporation issued by way of private placement 3,749,379 units and 1,217,400 flow-through shares at a price of $4.75 per unit and $5.75 per flow-through share, for gross proceeds of $24,810,000. Each unit was comprised of one common share and one half of one transferable common share purchase warrant, each full warrant entitling the holder to acquire one additional common share at a price of $5.75 per share for a period of three years after the date of closing. A fair value of $3,000,000 was recognized for the warrants.

A total of 2,315,879 units and all of the flow-through shares were issued on a “bought deal” basis for gross proceeds of $18,000,000, and the agent was paid a commission of 6.5% of the gross proceeds and received broker’s warrants to acquire 229,663 non-flow-through shares at a price of $5.00 per share for a period of eighteen months after the date of closing. The remaining 1,433,500 units were issued on a non- brokered basis for gross proceeds of $6,809,000, and a further 20,000 units were issued as a fee for this part of the offering.

Net proceeds from the issuance of the units and flow-through shares were $23,225,000, after issuance costs comprised of the agent’s commission of $1,170,000, the fair value of the broker’s warrants of $282,000, the fair value of the non-brokered fee units of $95,000 and other issuance costs of approximately $481,000, less the future income tax benefit of such costs of $443,000.

(b)

Effective December 11, 2007, the Corporation issued by way of private placement 1,430,000 flow-through shares on a brokered basis and 70,000 flow-through shares on a non-brokered basis at $6.05 per share, for aggregate gross proceeds of $9,075,000. The agent to the private placement was paid a commission of 6% of the gross proceeds from the brokered offering and received broker’s warrants to acquire 85,800 non-flow-

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

through shares at any time until December 11, 2008 at a price of $5.35 per share. Net proceeds from the issuance were $8,590,000, after issuance costs comprised of the agents’ commission of $519,000, the fair value of the broker’s warrants granted of $57,000 and other issuance costs of $92,000, less the future income tax benefit of such costs of $183,000.

(c)

During the year ended June 30, 2008, the Corporation renounced exploration expenditures deductible for Canadian income tax purposes of $9,075,000 in respect of flow-through shares issued during the 2007 calendar year (fiscal 2007 in respect of flow-through shares issued in calendar 2006 – $11,000,000). The Corporation recognized a resultant future income tax liability of $2,723,000 arising from these renunciations (fiscal 2007 – $3,740,000), and reduced share capital by the same amount to recognize an additional cost of the issuance of the shares.

(d)

Under Canadian Securities requirements, National Policy 46-201 “Escrow for Initial Public Offerings”, securities held by principals are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Common shares and stock options issued to directors, officers and significant shareholders prior to the initial public offering on January 26, 2006 were required to be held in escrow prior to the Corporation being listed on the Toronto Stock Exchange, with release being scheduled by time and without conditions. As at June 30, 2007, a total of 2,098,694 common shares and 900,000 stock options remained subject to escrow, all of which had been released as of June 30, 2008.

10. Warrants

Warrants outstanding at June 30, 2008 are summarized as follows:

	Number of shares	Exercise
Expiry date	issuable on exercise	price

December 11, 2008 .	85,800	$5.35
December 21, 2009	1,884,689	$5.75

	1,970,489

The fair value of warrants issued during the year ended June 30, 2008 was determined under the Black-Scholes option pricing model based on their full term and using a risk-free interest rate of 4.0%, an expected volatility of 51% and no expected dividends (2007 – risk free interest rate of 3.95% to 4.64% per annum, an expected volatility of 50% and no expected dividends).

11. Stock-Based Compensation

The Corporation has a stock option plan that was approved by its shareholders on January 9, 2006. Under the plan and at the discretion of the board of directors, the Corporation may grant stock options to directors, officers, employees and consultants. The maximum term of options granted under this plan is seven years, and other provisions including vesting and exercise price are determined at the discretion of the directors at the time of granting, subject to the requirement that the exercise price not be less than the market price of the common shares at the granting date. As at June 30, 2008, a total of 3,391,100 options were outstanding under the plan (2007 – 3,331,000). The aggregate number of common shares issued or issuable on exercise of stock options granted under this plan cannot exceed 10% of the number of common shares issued and outstanding from time to time, and accordingly 192,001 remain available for future grantings as at June 30, 2008.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Included in the total of 397,500 stock options granted during the year ended June 30, 2008 are 150,000 stock options which were granted outside of the Corporation’s stock option plan and in accordance with the rules of the Toronto Stock Exchange, all of which remained outstanding as at June 30, 2008. These options have a term of seven years and vest in equal thirds over a one year period from the date of grant.

All options granted during the years ended June 30, 2008 and 2007 carried exercise prices equal to the fair value of the common shares as at the granting date. The weighted average per-share fair value of options granted during 2008 was $2.31 (2007 – $2.22) . The stock-based compensation expense recognized for the year in respect of options granted was $865,000 (2007 – $2,522,000), of which $748,000 (2007 – $2,213,000) has been charged to income and $117,000 (2007 – $309,000) has been capitalized to mineral properties and deferred exploration costs.

The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 2.9% to 4.4% per annum, an expected life of options of 4 years, an expected volatility of between 56% and 62% and no expected dividends (2007 – risk-free interest rate of 3.85% to 3.99%, expected life of 4 years, expected volatility of 50% and no dividends).

Incentive stock options outstanding and exercisable at June 30, 2008 are summarized as follows:

	Options Outstanding			Options Exercisable

	Number of	Weighted	Weighted	Number of	Weighted
	Shares	Average	Average	Shares	Average
	Issuable on	Remaining	Exercise	Issuable on	Exercise
Exercise Price	Exercise	Life (Years)	Price	Exercise	Price

$0.80	935,000	3.96	$ 0.80	935,000	$ 0.80
$1.50	183,100	4.47	$ 1.50	183,100	$ 1.50
$3.08	1,007,500	4.88	$ 3.08	1,007,500	$ 3.08
$3.88	15,000	5.53	$ 3.88	-	-
$4.46	215,500	5.67	$ 4.46	215,500	$ 4.46
$4.99	820,000	5.74	$ 4.99	820,000	$ 4.99
$5.19	150,000	5.92	$ 5.19	100,000	$ 5.19
$5.38	50,000	6.28	$ 5.38	50,000	$ 5.38
$5.90	65,000	6.62	$ 5.90	65,000	$ 5.90
$6.11	100,000	6.89	$ 6.11	100,000	$ 6.11

	3,541,100	4.99	$ 3.19	3,476,100	$ 3.15

In addition, certain officers of a subsidiary of the Corporation have been provided with an incentive plan under which they could be issued over a period of up to four years an aggregate maximum of 64,412 shares of the Corporation as bonus remuneration in the event that their business unit achieves certain pre-set earnings targets. No compensation expense has been recorded by the Corporation in respect of shares potentially issuable under this plan and none will be recorded until it becomes likely that the minimum earnings targets will be achieved.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

12. Income Taxes

The following table reconciles the income taxes that would be incurred by applying statutory tax rates to the Corporation’s pre-tax income and the taxes actually recorded:

	2008	2007

Loss before provision for taxes	$(4,949)	$(4,484)
Statutory tax rate	35.81%	38.12%

Income taxes at statutory tax rates	(1,772)	(1,709)

Non-deductible permanent differences	288	911
Differences in foreign tax rates	12	-
Effect of change in tax rate	(97)	42
Change in valuation allowance	486	(1,513)
Other	102	273

Provision for (recovery of) taxes	$(981)	$(1,996)

Provision for (recovery of) taxes applicable to:
Current taxes	$(187)	$212
Future income taxes	(794)	(2,208)

Provision for (recovery of) taxes	$(981)	$(1,996)

The tax effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases deductible against taxable income of future years, including non-capital losses, are summarized as follows:

	2008	2007

Future income tax assets:
Losses carried forward	$1,899	$953
Property, plant and equipment and intangible assets	111	236
Mineral properties and deferred exploration costs	-	50
Asset retirement obligation and other reclamation liability	-	3,077
Share issuance costs	561	654
Other	35	5

	2,606	4,975

Valuation allowance	(540)	(54)

	2,066	4,921

Future income tax liabilities:
Mineral properties and deferred exploration costs	(6,787)	(7,676)

Net future income tax liabilities	$(4,721)	$(2,755)

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

13. Loss per Share

In determining diluted loss per share for the year ended June 30, 2008, none of the Corporation’s 3,541,100 stock options (2007 – 3,331,000 options), 64,412 contingently issuable shares (2007 – 64,412 shares) or 1,970,489 warrants (2007 – 2,108,227 warrants) outstanding at year end were included because the effect of doing so would have been anti-dilutive.

14. Commitments

(a)

As a consequence of its renunciation of exploration expenditures deductible for Canadian income tax purposes in respect of flow-through shares issued during the 2007 calendar year (see note 9(c)), the Corporation remains committed as of June 30, 2008 to incur further renounceable exploration expenditures totaling $4,004,000 by December 31, 2008.

(b)

The Corporation has entered into various operating lease contracts for office space, motor vehicles and office equipment. The future minimum payments under these leases as at June 30, 2008 are as follows:

2009	$383
2010	384
2011	392
2012	373
2013	301
Thereafter	765

$2,598

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

15. Financial Instruments

Information regarding the Corporation’s financial instruments is summarized as follows:

Fair Value

		June 30, 2008
	Effective Annual	Fair	Carrying
	Interest Rate	Value	Amount
FINANCIAL ASSETS

Receivables
Canadian dollar denominated	n/a	$1,742	$1,742
US dollar denominated	n/a	$214	$214

Cash and Demand Deposits	n/a	$2,316	$2,316

Bankers’ Acceptances	n/a	$10,689	$10,689

Term Deposits	3.15% to 3.90%	$1,260	$1,260

FINANCIAL LIABILITIES

Accounts Payable and Accrued Liabilities
Canadian dollar denominated	n/a	$3,161	$3,161
US dollar denominated	n/a	$18	$18

All bankers’ acceptances carried initial maturity periods of three months or less. They are included in cash and cash equivalents and are therefore classified as held for trading, and their fair values have been estimated by the Corporation by making reference to published yields for such instruments.

All term deposits held at June 30, 2008 have been classified as investments held to maturity and accordingly are carried at amortized cost using the effective interest method. Given their short term nature and low investment risk, the Corporation estimates that the carrying amounts of the term deposits approximate their fair values. All term deposits at June 30, 2008 are included in restricted cash and deposits.

Credit Risk

Substantially all of the Corporation’s cash and cash equivalents and term deposits are held with major financial institutions in Canada such that the exposure to credit risk is considered insignificant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables, and the Corporation’s maximum credit risk exposure in respect of its receivables is represented by their carrying amount. The Corporation considers the risk of loss to be significantly mitigated due to the financial strength of the parties from whom they are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities.

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Foreign Exchange Risk

The Corporation currently has only limited exposure to fluctuations in exchange rates between the Canadian and US dollar as significantly all of its property, plant and equipment and mineral properties are located, and significantly all of its revenue is earned, in Canada. Should the Corporation be successful in its efforts to increase the consulting services provided in the US market, its exposure to exchange rate risk would accordingly be increased.

16. Supplemental Cash Flow Information

Supplemental cash flow information with respect to the years ended June 30, 2008 and 2007 is summarized as follows:

	2008	2007

Composition of Cash and Cash Equivalents
Cash and demand deposits	$2,316	$4,994
Bankers’ acceptances	10,689	16,637

	$13,005	$21,631

Cash Flows Arising From Interest and Taxes Paid
Interest paid	$-	$-
Income taxes paid	$13	$109
Non-Cash Investing and Financing Transactions
Shares issued for acquisition of mineral property
interests (see note 5)	$651	$300
Shares issued for patents and contracts	$-	$1,645
Settlement of other reclamation liability through vesting of
restricted cash on Keno Hill Final Closing (see notes 5(a) and 7)	$10,000	$-
Capitalization of stock-based compensation expense
to deferred exploration costs	$117	$309
Increase (decrease) in accounts payable and accrued liabilities related to:
Mineral properties	$521	$1,377
Property, plant and equipment	$410	$-

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

17. Segmented Information

	Consulting	Mineral
2008	Service	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$5,059	$-	$-	$5,059
Non-Canadian	677	-	-	677
Intersegment	1,032	-	-	1,032

Total segment revenues	6,768	-	-	6,768
Intersegment revenues
eliminated on consolidation	(1,032)	-	-	(1,032)

Total revenues as reported	$5,736	$-	$-	$5,736

Consulting costs	$4,673	$-	$-	$4,673
Accretion of asset retirement obligation	37	-	-	37
Amortization –
Property, plant and equipment	254	-	122	376
Intangible assets	648	-	-	648
Stock-based compensation	122	-	626	748
Other expenses	1,161	-	3,960	5,121
Interest expense (income)	(69)	-	(917)	(986)
Write-down of property, plant and equipment	-	-	68	68

Loss before provision for taxes	$(1,090)	$-	$(3,859)	$(4,949)

Capital asset expenditures in year	$562	$15,661	$515	$16,738

Total assets	$5,522	$45,782	$15,164	$66,468

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

	Consulting	Mineral
2007	Service	Properties	Corporate	Total

Segment revenues –
External customers –
Canadian	$3,929	$-	$-	$3,929
Non-Canadian	124	-	-	124
Intersegment	699	-	-	699

Total segment revenues	4,752	-	-	4,752
Intersegment revenues
eliminated on consolidation	(699)	-	-	(699)

Total revenues as reported	$4,053	$-	$-	$4,053

Consulting costs	$2,923	$-	$-	$2,923
Accretion of asset retirement obligation	48	-	-	48
Amortization –
Property, plant and equipment	57	-	167	224
Intangible assets	373	-	-	373
Gain from re-estimation of ARO	(88)	-	-	(88)
Stock-based compensation	708	-	1,505	2,213
Other expenses	1,169	-	2,912	4,081
Interest expense (income)	(89)	-	(1,187)	(1,276)
Write-down of property, plant and equipment	39	-	-	39

Loss before provision for taxes	$(1,087)	$-	$(3,397)	$(4,484)

Capital asset expenditures in year	$945	$12,115	$218	$13,278

Total assets	$17,663	$29,083	$23,054	$69,800

The Corporation’s two operating segments are consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation, and exploration and development of mineral properties. The corporate segment includes the Corporation’s executive head office and general corporate administration and activity. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. For the year ended June 30, 2008, the Corporation has made certain changes in the methodology followed in allocating certain expenditures between operating segments for the purpose of assessing segment performance. The prior year segmented information figures have been restated to reflect the same methodology for comparative purposes.

During the year ended June 30, 2008, the Corporation’s consulting services segment recorded revenues from two customers representing 10% or more of total revenue, in the amounts of $2,583,000 and $767,000 (2007 – from two customers, in the amounts of $1,361,000 and $467,000). Substantially all of the Corporation’s capital assets and goodwill are located in Canada.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

18. Related Party Transactions

(a)

During the year ended June 30, 2008, the Corporation incurred technical service fees with NovaGold totaling $696,000 (2007 – $946,000), which have been capitalized to mineral properties and deferred exploration costs. NovaGold is related as it is a shareholder with significant influence over the Corporation. A total of 1,048,500 of the units issued on a non-brokered basis in the Corporation’s December 21, 2006 offering were subscribed for by NovaGold (see note 9(a)). NovaGold also held a right to back in to the Corporation’s Brewery Creek property, which right it permitted to expire during the year ended June 30, 2008 (see note 5(c)). As at June 30, 2008, accounts payable and accrued liabilities include $58,000 (2007 – $91,000) due to NovaGold.

(b)

With respect to the Corporation’s December 11, 2007 financing, the shares issued on a non-brokered basis were subscribed for by directors and senior management of the Corporation and individuals related to NovaGold (see note 9(b)).

(c)

During the year ended June 30, 2007, the Corporation recorded $273,000 in contractors expenses and the purchase of mobile equipment from Asset Liability Management Group ULC (“ALM”), a company related to one director and one officer of the Corporation. There were no transactions with ALM during the year ended June 30, 2008.

(d)

The Corporation also incurred $97,000 during the year for rent of office space (2007 – $83,000) under an agreement with Access Field Services, a company owned by certain officers of the Corporation’s subsidiary Access. At June 30, 2008, accounts payable and accrued liabilities include $nil due to Access Field Services (June 30, 2007 – $nil).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties. The resulting accounts payable and accrued liabilities are payable currently under normal third-party trade payable terms and conditions.

19. Significant Differences Between Canadian and United States Accounting Principles

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“US GAAP”). The effect of the principal measurement differences on the Corporation’s consolidated financial statements as at and for the years ended June 30, 2008 and 2007 are quantified below and described in the accompanying notes:

Consolidated Balance Sheets	2008	2007
Total assets reported under Canadian GAAP	$66,468	$69,800
Mineral properties and deferred exploration costs (see (a) below)	(26,601)	(15,843)
Total assets under US GAAP	$39,867	$53,957
Total liabilities reported under Canadian GAAP	$8,714	$15,822
Other reclamation liability (see (a) below)	-	(1,200)
Future income tax liability (see (a) below)	(3,944)	(1,977)
Total liabilities under US GAAP	$4,770	$12,645
Total shareholders’ equity reported under Canadian GAAP	$57,754	$53,978
Share capital – cumulative flow-through share issuances (see (b) below)	2,526	1,510
Deficit – cumulative reconciliation adjustments	(25,183)	(14,176)
Total shareholders’ equity under US GAAP	$35,097	$41,312

A l e x c o
AR 2008

A n n u a l  R e p o r t  2 0 0 8

Consolidated Statements of Operations and Comprehensive Loss	2008	2007

Net loss and comprehensive loss reported under Canadian GAAP	$(3,968)	$(2,488)
Deferred exploration costs (see (a) below)	(11,738)	(12,129)
Future income tax expense –
Deferred exploration costs (see (a) below)	1,747	1,510
Flow-through share issuance (see (b) below)	(368)	(2,158)

Net loss and comprehensive loss under US GAAP	$(14,327)	$(15,265)

Net loss per common share under US GAAP – Basic and diluted	$(0.41)	$(0.49)

Consolidated Statements of Cash Flows	2008	2007
Cash flows used in operating activities reported under Canadian GAAP	$(4,112)	$(3,029)
Deferred exploration costs (see (a) below)	(11,007)	(10,231)
Cash flows used in operating activities under US GAAP	$(15,119)	$(13,260)
Cash flows used in investing activities reported under Canadian GAAP	$(13,282)	$(11,925)
Deferred exploration costs (see (a) below)	11,007	10,231
Cash flows used in investing activities under US GAAP	$(2,275)	$(1,694)

(a)

Under US GAAP, the Corporation would be required to expense as incurred exploration and development costs on a mineral property prior to completion of a definitive feasibility study which establishes proven and probable reserves, as well as any costs of maintaining title subsequent to initial acquisition. Only the costs relating to initial acquisition of a mineral property asset would be capitalized. In addition, such expenditures would be classified as operating activities in the statement of cash flows. Also, under US GAAP the Corporation would not record accretion on its other reclamation liability balance, and instead would recognize the additional mineral property acquisition cost at the time of Final Closing.

(b)

Under US GAAP, any premium realized on the issuance of flow-through shares is required to be recorded as a liability pending renunciation of deductible expenditures to the subscribers. Upon renunciation, any difference between this liability and the resultant future income tax liability is recorded as a future income tax expense. The renunciations in respect of flow-through issuances completed in April and December of 2006 were effected during the year ended June 30, 2007. The renunciation in respect of the flow-through issuance completed in December 2007 was effected during the year ended June 30, 2008.

Impact of Recently Adopted United States Accounting Pronouncements

The Corporation adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”) on January 1, 2008. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly scopes out income taxes from FASB Statement No. 5, Accounting for Contingencies.

A l e x c o
AR 2008

A L E X C O  R E S O U R C E  C O R P.
An emerging silver producer

FIN 48 applies to all tax positions related to income taxes subject to FASB Statement No. 109, Accounting for Income Taxes. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty. The adoption of FIN 48 did not impact the Corporation’s consolidated financial position or results of operations.

In September 2006, the FASB issued FAS 157 that defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosure about fair value measurements. FAS 157 applies under other US GAAP pronouncements that require (or permit) fair value measurements where fair value is the relevant measurement attribute. The adoption of FAS 157 did not impact the Corporation’s consolidated financial position or results of operations.

In February 2008, the FASB issued FSP FAS 157-2. FSP FAS 157-2 delays the effective date of FAS 157 to fiscal years beginning after November 15, 2008 for non-financial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Therefore, we will apply the requirements of FAS 157 to property, plant and equipment, intangible assets, goodwill and asset retirement obligations beginning in 2009.

Impact of Recently Issued United States Accounting Pronouncements

In March 2008, the FASB issued FAS 161, which will require entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. We are currently evaluating the impact of adopting FAS 161 on our note disclosures related to derivative instruments and hedging activities.

In December 2007, the FASB issued FAS 141(R), which will replace FAS 141 prospectively effective for business combinations consummated after the effective date of December 15, 2008. Early adoption is not permitted. Under FAS 141(R), business acquisitions will be accounted for under the “acquisition method”, compared to the “purchase method” mandated by FAS 141. Also in December 2007 and effective for fiscal years beginning after December 15, 2008, the FASB issued FAS 160. Under FAS 160, the non-controlling interest will be measured at 100% of the fair value of assets acquired and liabilities assumed, compared to current standards under which it is measured at book value. For presentation and disclosure purposes, non-controlling interests will be classified as a separate component of shareholders’ equity. FAS 160 will also change the manner in which increases/ decreases in ownership percentages are accounted for, as well as the manner by which accumulated losses are attributed to non-controlling interests. The provisions of FAS 160 are to be applied prospectively with the exception of the presentation and disclosure provisions, which are to be applied for all prior periods presented in the financial statements. Early adoption is not permitted.

The Corporation does not believe that these standards will have any material effect on the Corporation’s financial statements, but has determined that financial statement note disclosure will be increased.

A l e x c o
AR 2008

The Alexco 2008 Annual Report is printed on 100% post-consumer recycled paper. By choosing 100% post-consumer recycled material for this annual report, 48.84 trees were preserved for the future, 20,748 gallons of wastewater flow were saved, 34,598,400 BTUs of energy were conserved, 141.05 lbs of waterborne waste and 2,296 lbs of solid waste were not created and 4,520 lbs net greenhouse gases were prevented.

ALEXCO

CORPORATE HEADQUARTERS

Suite 1150
200 Granville Street
Vancouver, BC
Canada V6C 1S4

Tel. 604.633.4888
Fax. 604.633.4887
Email. info@alexcoresource.com
Website. www.alexcoresource.com

SHARE LISTING INFORMATION

TSX: **AXR** AMEX: **AXU**